Exhibit 2.1

EXECUTION VERSION

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

SEVERSTAL COLUMBUS HOLDINGS, LLC,

SEVERSTAL DEARBORN, LLC

and

AK STEEL CORPORATION

dated as of July 18, 2014

i

Table Of Contents

(Continued)

ii

Table Of Contents

(Continued)

Annexes

Annex A	Form of Guaranty
Annex B	Form of Purchaser FIRPTA Certificate
Annex C	Form of Release
Annex D	Net Working Capital Calculation
Annex E	Purchaser Commitment Letter

iii

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of July 18, 2014, is made and entered into by and among Severstal Columbus Holdings, LLC, a Delaware limited liability company (“Seller”), Severstal Dearborn, LLC, a Delaware limited liability company (the “Company”) and AK Steel Corporation, a Delaware corporation (“Purchaser”). Capitalized terms not otherwise defined herein have the meanings set forth in Section 9.01 hereof.

WHEREAS, Seller owns all of the currently issued and outstanding Units of Membership Interest of the Company (the “Membership Interests”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller proposes to sell to Purchaser, and Purchaser desires to purchase from Seller, the Membership Interests; and

WHEREAS, in order to induce Purchaser to enter into this Agreement, OAO Severstal and its Affiliate, OOO Mining Holding Company, have delivered to Purchaser, substantially concurrently with the execution and delivery of this Agreement, a duly executed guaranty of Seller’s and, prior to the Closing, the Company’s obligations and performance in connection with this Agreement in the form attached as Annex A (the “Guaranty”).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF MEMBERSHIP INTERESTS; CLOSING

1.01 Purchase and Sale of Membership Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase from Seller, and Seller shall sell, assign, transfer and deliver to Purchaser, the Membership Interests free and clear of any Encumbrances.

1.02 Closing.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the purchase and sale of the Membership Interests (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 N. Wacker Drive, Chicago, Illinois 60606 or at such other place as Purchaser and Seller mutually agree, commencing at 10:00 A.M. local time, on the later of (i) the tenth (10th) Business Day following the satisfaction or waiver of each of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) and (ii) the fourteenth (14th) Business Day following the day on which Purchaser shall have received (and its Financing Sources shall have had access to) the Required Information, or at such other time or date as Purchaser and Seller may mutually agree (the “Closing Date”); provided, however, that if the Closing Date would otherwise be (x) after August 15, 2014 but prior to September 15, 2014, (y) after November 21, 2014 but prior to

December 12, 2014, or (z) after December 19, 2014 but prior to January 16, 2015, Purchaser may elect, by written notice delivered to Seller no later than five (5) Business Days prior to the date that would otherwise be the Closing Date, to delay the Closing to September 15, 2014, December 12, 2014 or January 16, 2015, respectively, or such earlier date as may be set forth in such written notice, except that the Closing on such date shall be subject to the satisfaction or waiver of each of the conditions set forth in Article VI as of such date (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions). Unless Purchaser and Seller agree otherwise, the Closing shall be deemed to have occurred at 12:01 a.m. local time in each applicable jurisdiction on the Closing Date; provided, however, that for the purposes of Article V the Closing shall occur on delivery of the items listed in Section 1.02(b).

(b) At the Closing:

(i) Purchaser shall deliver (A) to Seller, the Initial Purchase Price, less (x) the Intercompany Indebtedness Amount, (y) the Bank of America Credit Agreement Amount and (z) the amount of Indebtedness at Closing, if any, associated with the item set forth on Schedule 2.06(c), as determined by the Company in concurrence with its independent public accountants or other “Big 4” independent accounting firm, by wire transfer of immediately available funds, free and clear of any withholdings or deductions, to an account designated by Seller by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date, (B) to the lenders under the Bank of America Credit Agreement, the Bank of America Credit Agreement Amount, by wire transfer of immediately available funds, free and clear of any withholdings or deductions, to an account designated pursuant to the payoff letters contemplated by Section 1.02(b)(ii), (C) to Seller (or Seller’s designee), the Intercompany Indebtedness Amount by wire transfer of immediately available funds, free and clear of any withholdings or deductions, to an account designated by Seller by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date and (D) to Seller, such documents regarding the corporate organization, existence, authorization and similar matters relating to Purchaser as Seller may reasonably request; and

(ii) Seller shall deliver to Purchaser (A) a duly executed amendment to the limited liability company agreement of the Company, evidencing the transfer of the Membership Interests to Purchaser and any certificates evidencing the Membership Interests duly endorsed in blank, or accompanied by stock powers duly executed in blank, (B) written resignations from each director or member of the board of managers of the Company and its Subsidiaries (except that, in the case of Double Eagle, Seller shall only deliver to Purchaser resignations for the members of the management committee designated by the Company) as requested by the Purchaser not less than ten (10) Business Days prior to the Closing Date, (C) such documents regarding the corporate organization, existence, authorization and similar matters relating to Seller and the Company and its Subsidiaries as Purchaser may reasonably request, (D) payoff letters from Bank of America to the Company, in form and substance reasonably acceptable to Purchaser, reflecting the payment in full of all obligations of the Company and its Subsidiaries under the Bank of America Credit Agreement and any necessary lien discharges, UCC termination statements or other releases as may be reasonably required by Purchaser to evidence the satisfaction of all obligations of the Company and its Subsidiaries under the Bank of America Credit Agreement, (E) an affidavit of non-foreign status satisfying the requirements of Section 1445 of the Code from the Parent, in the form of Annex B, (F) a written release from the Seller, on behalf of itself and its Affiliates, for the benefit of the Company and its Subsidiaries, in the form of Annex C, including a statement of the Intercompany Indebtedness Amount and certification of the satisfaction thereof and (G) a permanent electronic copy of all documents, records, agreements, statements, files or other information which Seller has made available to Purchaser, effective as of the Closing Date, in the transaction data room maintained by Merrill Corporation.

1.03 Purchase Price Adjustment.

(a) Initial Purchase Price.

(i) For purposes of determining the Initial Purchase Price payable by Purchaser at the Closing, not less than three (3) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth an estimate of Net Working Capital (determined in accordance with Section 1.03(b)(ii)), including in reasonable detail the basis for the computation thereof, as of 12:01 a.m. local time on the Closing Date (the “Effective Time”). Such statement shall be referred to as the “Estimated Closing Statement”. The Seller and the Company shall consider in good faith any comments by the Purchaser on the Estimated Closing Statement.

(ii) The “Initial Purchase Price”, as used in this Agreement, shall mean an amount equal to $700,000,000, plus the amount by which, if any, the Net Working Capital set forth on the Estimated Closing Statement (the “Estimated Net Working Capital”) is greater than $300,000,000; or, as the case may be, minus the amount by which, if any, the Estimated Net Working Capital is less than $300,000,000.

(b) Final Purchase Price Adjustments.

(i) As soon as practicable, but not later than sixty (60) days, after the Closing Date, Purchaser shall prepare and deliver to Seller a statement setting forth the Net Working Capital (determined in accordance with Section 1.03(b)(ii)), including in reasonable detail the basis for the computation thereof, as of the Effective Time (the “Closing Statement”). During such sixty (60) day period and any other periods of review, investigation or dispute provided for in this Section 1.03(b), Purchaser and Seller shall reasonably cooperate with each other in the preparation of the Closing Statement, the Protest Notice and the Final Closing Statement, comply with their obligations under the last sentence of Section 1.03(b)(iii), and, in the case of Purchaser, comply with its obligations under Section 4.09(b), and, during any period in which Purchaser or Seller, as applicable, is not so cooperating or complying with such obligations, the other party may elect to extend the sixty (60) day period or other period of review, investigation or dispute, as applicable, for an amount of time equal to such period of non-cooperation or non-compliance.

(ii) For purposes of this Agreement, the term “Net Working Capital” means the difference between the current assets (other than income tax receivables) and current liabilities (other than (A) the current portion of outstanding Indebtedness (excluding the current portion of capitalized leases), including accrued interest, and (B) income tax payables) of the Company and its consolidated Subsidiaries, including MSC, determined in accordance with and calculated in the manner set forth on Annex D hereto. Notwithstanding anything herein to the contrary, Net Working Capital shall not include any cash and/or cash equivalents of the Company and/or MSC as of the Effective Time that is subsequently “swept” or otherwise removed by Seller or any of its Affiliates from the Company and/or MSC prior to the Closing.

(iii) Seller shall have sixty (60) days after delivery of the Closing Statement by Purchaser to review the same and to deliver to Purchaser a written statement thereon (the “Protest Notice”). The Protest Notice shall list those items included in the Closing Statement, if any, to which Seller takes exception and Seller’s proposed adjustment, including in reasonable detail the basis for the computation thereof. The failure of Seller to deliver such Protest Notice within such sixty (60) day period following delivery of the Closing Statement will constitute Seller’s acceptance of the Closing Statement as prepared by Purchaser. If Seller timely delivers a Protest Notice to Purchaser and Purchaser does not give Seller notice of its objections to such Protest Notice within thirty (30) days following receipt of such Protest Notice, Purchaser shall be deemed to have accepted the Closing Statement as adjusted by Seller in the Protest Notice. If Purchaser objects to the Protest Notice within said thirty (30) day period following delivery to Purchaser of the Protest Notice (the adjustments to which Purchaser objects being referred to herein as the “Contested Adjustments”), Seller and Purchaser shall attempt to resolve the dispute regarding the Contested Adjustments. If a final resolution thereof is not reached within ten (10) Business Days of Seller’s receipt of Purchaser’s objections thereto, either Seller or Purchaser shall thereafter be entitled to refer any remaining Contested Adjustments to an Independent Accounting Firm acceptable to Seller and Purchaser or, in the absence of agreement on the Independent Accounting Firm within five (5) days of notice by either Seller or Purchaser of intent to initiate such a referral, to PricewaterhouseCoopers (who will thereafter be considered the “Independent Accounting Firm”). If there is such a referral to an Independent Accounting Firm, each of Seller and Purchaser agree, if requested by the Independent Accounting Firm, to execute a reasonable engagement letter and shall submit to the Independent Accounting Firm not later than ten (10) Business Days after its appointment, a written statement summarizing its position on the Contested Adjustments, together with such supporting documentation as it deems necessary. The Independent Accounting Firm shall (i) act as an arbitrator to determine, based solely on the materials submitted and presentations by Seller and Purchaser, and not by independent review, only the Contested Adjustments that have not been settled by negotiation, (ii) employ the terms and definitions of this Agreement when making its decision, (iii) assign values to each Contested Adjustment no higher than the highest amount, nor lower than the lowest amount, proposed by either party with respect to such Contested Adjustment and (iv) be instructed to render its decision within forty-five (45) days of its appointment or as soon thereafter as is reasonably practicable. The decision of the Independent Accounting Firm as to the Contested Adjustments shall be final and binding on, and shall not be subject to appeal by, Seller or Purchaser and may be entered and enforced by any court having jurisdiction. The Closing Statement shall be revised as necessary to reflect the decision of the Independent Accounting Firm and the other modifications thereto previously agreed by Seller and Purchaser. Each of Seller and Purchaser shall bear its own expenses incurred in connection with the resolution of the Closing Statement, and the fees and expenses of the Independent Accounting Firm shall be shared equally by Seller, on the one hand, and Purchaser, on the other hand. The term “Final Closing Statement,” as used in this Agreement, shall mean the definitive Closing Statement accepted by Purchaser or Seller or agreed to by Purchaser and Seller or the definitive Closing Statement resulting from the determinations made by the Independent Accounting Firm in accordance with this Section 1.03(b)(iii) (in addition to those items theretofore accepted by Purchaser or Seller or agreed to by Purchaser and Seller). Purchaser and Seller shall furnish to each other and to the Independent Accounting Firm such work papers and other documents and information relating to the Contested Adjustments as the Independent Accounting Firm may request and are available to that party (or its independent public accountants) and shall be afforded the opportunity to present to the Independent Accounting Firm any material related to the disputed items and to discuss the items with the Independent Accounting Firm.

(iv) Within seven (7) days of the determination of the Final Closing Statement:

(1) if the Net Working Capital set forth on the Final Closing Statement (the “Final Net Working Capital”) is greater than the Estimated Net Working Capital, Purchaser shall pay to Seller the amount of such excess; or

(2) if the Final Net Working Capital is less than the Estimated Net Working Capital, Seller shall pay to Purchaser the amount of such shortfall.

(v) Any payments pursuant to this Section 1.03(b) shall be made by wire transfer of immediately available funds to the account or accounts designated by Seller or Purchaser, as applicable.

1.04 Purchase Price Allocation.

(a) Within ninety (90) days following the determination of the Final Closing Statement in accordance with Section 1.03(b), Purchaser shall provide Seller with a statement containing an allocation (the “Purchase Price Allocation”) of the total consideration paid for the Membership Interests among the assets of the Company (and, to the extent applicable, the assets of its Subsidiaries). The Purchase Price Allocation shall be prepared in accordance with the provisions of Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

(b) If, within fifteen (15) days after receipt of the Purchase Price Allocation, Seller notifies Purchaser that it reasonably objects to the Purchase Price Allocation, the parties shall attempt to resolve the dispute in good faith. If Purchaser and Seller reach a written agreement within fifteen (15) days after receipt of Seller’s notice by Purchaser, the Purchase Price Allocation, including any amendment thereto under such agreement, shall be deemed to be the final Purchase Price Allocation. If the parties are unable to reach a written agreement within the period described in the preceding sentence, the dispute shall be submitted to the Independent Accounting Firm and resolved by the Independent Accounting Firm within fifteen (15) days after submission.

(c) The Purchase Price Allocation made pursuant to this Section 1.04 shall be binding on Purchaser and Seller for all Tax purposes. The parties and their respective Affiliates shall (i) timely file all Tax Returns required to be filed in connection with the Purchase Price Allocation (including IRS Form 8594 and any supplemental filings to reflect any revisions to the Purchase Price Allocation) and (ii) prepare and file all Tax Returns and determine all Taxes in a manner consistent with the Purchase Price Allocation, except as may otherwise be required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or similar provision of state, local or foreign Tax law). Each of the parties shall notify the other party if it (or any of its Affiliates) receives notice that any Taxing Authority proposes any allocation that differs from the Purchase Price Allocation.

(d) In the event that there is any adjustment to the total consideration paid for the Membership Interests following the delivery of the Purchase Price Allocation, Purchaser shall revise the Purchase Price Allocation to reflect any such adjustment using the same methodology as used in the preparation of the initial Purchase Price Allocation, consistent with the principles set forth in this Section 1.04 and shall promptly deliver such revised Purchase Price Allocation to Seller. Any dispute between the parties regarding such revised Purchase Price Allocation shall be resolved in accordance with the procedures of Section 1.04(b).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER

Except as otherwise set forth in a disclosure schedule relating to any particular representation and warranty (collectively, the “Disclosure Schedules”), the Company and Seller represent and warrant to Purchaser that all of the statements contained in this Article II are true. Each exception set forth in the Disclosure Schedules is identified by reference to, or has been grouped under a heading referring to, a specific individual section or subsection of this Agreement; provided, however, that the inclusion of any item referenced in one section or subsection of the Disclosure Schedules shall be deemed to refer to another section or subsection of the Disclosure Schedules (and accordingly to the applicable sections or subsections of this Agreement which contain references to the Disclosure Schedules), whether or not an explicit cross-reference appears, if the applicability of such item to such other section or subsection is reasonably apparent on the face of such disclosure. An exception set forth in the Disclosure Schedules identified by reference to, or grouped under a heading referring to, a specific individual section or subsection of this Agreement shall be deemed an exception to such individual section or subsection whether or not such section or subsection explicitly calls for a Disclosure Schedule. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever. Notwithstanding anything to the contrary contained in this ARTICLE II, all representations and warranties with respect to Double Eagle are made to the Knowledge of Seller as of the date of this Agreement.

2.01 Organization, Authority and Qualification.

(a) The Company is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as conducted at the date of this Agreement. The Company is duly licensed or qualified to do business and, in jurisdictions where such concept is recognized, is in good standing (or its local equivalent) in each jurisdiction in which the properties owned or leased by it or the operations of its business make such licensing or qualification necessary or desirable, except to the extent that the failure to be so licensed, qualified or in good standing individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Company. The Company has made available to Purchaser copies of the Organizational Documents of the Company, and such copies are true and complete as of the date hereof. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Purchaser, this Agreement is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

(b) Seller is duly organized, validly existing and in good standing under the jurisdiction of its organization or formation. Seller has all necessary power and authority to enter into, execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller have been duly authorized by all requisite action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by the Purchaser, this Agreement is a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

2.02 Capitalization.

(a) The Membership Interests consist of 100 Units of Membership Interest. All of the Membership Interests are owned by Seller. Seller is the sole record and beneficial owner of the Membership Interests and the Seller has good title to the Membership Interests, free and clear of any Encumbrances. The Membership Interests are duly authorized, validly issued, fully paid and non-assessable.

(b) Except for the Membership Interests, there are no outstanding or authorized shares of capital stock, units, membership, or other equity or profit interests of any kind in the Company There are no outstanding or authorized securities, options, warrants, rights, commitments, preemptive rights or agreements of any kind to which the Company is a party or by which the Company is bound which would obligate the Company to issue, deliver, redeem, purchase, repurchase or sell any additional shares of capital stock, units, membership, or other equity or profit interests of any kind in the Company. There are no outstanding stock appreciation rights, phantom stock, profit participation or similar rights with respect to the Company.

(c) Schedule 2.03 sets forth a true and complete list of the Subsidiaries and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized and the percentage of share capital and voting rights held, directly or indirectly, by the Company in such Subsidiary. The Company has made available to Purchaser copies of the Organizational Documents of the Subsidiaries of the Company, and such copies are true and complete as of the date hereof.

2.03 Subsidiaries; Investments.

(a) Except as set forth on Schedule 2.03, the Company owns all of the issued and outstanding limited liability company interests or partnership interests of its Subsidiaries, free and clear of all Encumbrances. All of such limited liability company interests or partnership interests are duly authorized, validly issued, fully paid and non-assessable. Except as set forth on Schedule 2.03, there are no outstanding or authorized shares of capital stock, units, membership, or other equity or profit interests of any kind in any Subsidiary of the Company. There are no outstanding or authorized securities, options, warrants, rights, commitments, preemptive rights or agreements of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound which would obligate any of them to issue, deliver, redeem, purchase, repurchase or sell any additional shares of capital stock, units, membership, or other equity or profit interests of any kind in any of the Subsidiaries of the Company. There are no outstanding stock appreciation rights, phantom stock, profit participation or similar rights with respect to any Subsidiary of the Company.

(b) Each Subsidiary (a) is a limited liability company or partnership, as applicable, duly organized, validly existing and in good standing under the laws of its respective jurisdiction of formation; (b) has all requisite limited liability company or partnership power, as applicable, to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as conducted at the date of this Agreement; and (c) is duly licensed or qualified to do business and, in jurisdictions where such concept is recognized, is in good standing (or its local equivalent) in each jurisdiction in which the properties owned or leased by it or the operations of its business make such licensing or qualification necessary or desirable, except, in each case, where the failure to be so existing and in good standing, to have such power and authority or to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth on Schedule 2.03(c), there are no agreements obligating the Company or any Subsidiary of the Company to make any investment (in the form of a loan, capital contribution or otherwise) in any Person other than the Company, any of its Subsidiaries, or provide or maintain any guarantee, performance bond, security deposit or other credit support with respect to the obligations of, any Person.

(d) [Intentionally omitted.]

(e) The Company owns a 49% interest in Delaco Processing, L.L.C., a Michigan limited liability company (“Delaco”) (the “Delaco Interests”), free and clear of all Encumbrances. The Delaco Interests are duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Purchaser a true and complete copy of the Operating Agreement of Delaco Processing, L.L.C. dated as of September 3, 1997 (the “Delaco Agreement”). The Delaco Agreement has not been amended, supplemented or restated in whole or in part and is valid and binding on the Company and, to the Knowledge of the Company, is valid and binding on all the other members of Delaco. Neither the Company nor, to the Knowledge of the Company as of the date hereof, the other member of Delaco is in material default or breach under the Delaco Agreement.

(f) The Company owns a 48% interest in Spartan Steel Coating, L.L.C., a Michigan limited liability company (“Spartan Steel”) (the “Spartan Steel Interests”), free and clear of all Encumbrances. The Spartan Steel Interests are duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Purchaser a true and complete copy of the Operating Agreement of Spartan Steel Coating, L.L.C., as amended, dated as of November 14, 1996 (the “Spartan Agreement”). The Spartan Agreement has not been amended, supplemented or restated in whole or in part and is valid and binding on the Company and, to the Knowledge of the Company, is valid and binding on all the other members of Spartan Steel. Neither the Company nor, to the Knowledge of the Company as of the date hereof, the other member of Spartan Steel is in material default or breach under the Spartan Agreement.

2.04 No Conflicts. Assuming that all Consents contemplated by Section 2.05 have been obtained, and except as set forth on Schedule 2.04 or as may result from any facts or circumstances relating to Purchaser or any of its Affiliates, the execution, delivery and performance of this Agreement by Seller and the Company do not and shall not: (a) violate, conflict with or result in the breach of the Organizational Documents of Seller, the Company or any of its Subsidiaries; (b) conflict with or violate any Law or Governmental Order applicable to Seller, the Company or any of its Subsidiaries, as applicable, or their respective assets or properties; or (c) violate, conflict with, result in a breach of or default or acceleration of obligations under (with or without due notice or lapse of time or both), create in any party the right to terminate or modify, or require any notice, consent or waiver under any of the terms, conditions or provisions of any Material Contract, Lease or material Permit of the Company or its Subsidiaries or result in the creation of any Encumbrance upon the assets of the Company or its Subsidiaries, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.05 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by Seller and the Company do not and shall not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of the HSR Act or under the antitrust or competition Laws of applicable foreign jurisdictions; (b) for any notification, or where appropriate, consultation or negotiations with a labor union, labor board or relevant Governmental Authority as set forth on Schedule 2.05, (c) as may be necessary as a result of any facts or circumstances relating to Purchaser or any of its Affiliates; or (d) to the extent that the failure to obtain any such Consent would not reasonably be expected to have a material impact on the Purchaser’s ownership of the Membership Interests or the ability of the Company and each of its Subsidiaries to continue to conduct the Business immediately following the Closing on substantially the same terms as immediately prior to the Closing.

2.06 Financial Statements; No Undisclosed Liabilities; Internal Controls.

(a) Schedule 2.06(a) contains the following financial statements: (i) the audited consolidated financial statements of the Company and its Subsidiaries (other than MSC and Double Eagle) as of December 31, 2012 and December 31, 2013 (including all notes thereto), consisting of the audited balance sheet and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for the fiscal years ended December 31, 2012 and December 31, 2013 and (ii) the unaudited consolidated financial statements of the Company and its Subsidiaries (other than MSC and Double Eagle) as of March 31, 2014, consisting of the balance sheet and the related consolidated statement of operations for the year-to-date period then ended (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, consistently applied throughout the periods indicated (except as set forth in the notes attached thereto) and present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries (other than MSC and Double Eagle) as of the dates thereof and the results of operations and cash flows of the Company and its Subsidiaries (other than MSC and Double Eagle) for the periods covered thereby, except that the unaudited financial statements contained in the Financial Statements omit footnotes and are subject to normal, recurring year-end adjustments and accruals (the effect of which will not, individually or in the aggregate, be materially adverse to the Business).

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and except as set forth on Schedule 2.06(b), the Company and its Subsidiaries (other than MSC and Double Eagle) do not have any Liabilities that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its Subsidiaries, prepared in accordance with GAAP as applied in preparing the balance sheets of the Company and its Subsidiaries (other than MSC and Double Eagle), as included in the Financial Statements, except for (i) Liabilities incurred in the ordinary course of business after March 31, 2014; (ii) Liabilities and obligations disclosed, reflected or reserved for in the Financial Statements (including the notes thereto); (iii) Liabilities and obligations incurred in connection with the transactions contemplated by this Agreement or otherwise as contemplated or permitted hereby; (iv) Liabilities discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice, and (v) Liabilities to be included in the calculation of Final Net Working Capital.

(c) Except as set forth on Schedule 2.06(c), as of the Closing (i) the Company and its Subsidiaries will have no Indebtedness other than (x) pursuant to the Bank of America Credit Agreement (which, at the Closing, will be in an amount equal to the Bank of America Credit Agreement Amount) and (y) the Intercompany Indebtedness Amount, and (ii) other than with respect to Plans, there are no payments due and owing by the Company or its Subsidiaries to any director, officer or employee of the Company or any of its Subsidiaries in connection with or as a result of the consummation of the transactions contemplated by this Agreement. The Bank of America Credit Agreement Amount and the Intercompany Indebtedness Amount, in the aggregate, at Closing will not exceed the Initial Purchase Price.

2.07 Litigation. As of the date hereof, no Action by or against the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, challenging the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth on Schedule 2.07, there are no Actions pending, or to the Knowledge of the Company, threatened in writing against the Company or any Subsidiary by or before any Governmental Authority in which the amounts in dispute are in excess of $500,000 or which otherwise could reasonably be expected to have a material impact on the Business immediately after the Closing.

2.08 Compliance with Laws; Permits. Except with respect to those matters described in Section 2.07, Section 2.09, Section 2.10, Section 2.11, Section 2.13, Section 2.14 and Section 2.18, (i) each of the Company and its Subsidiaries is and, for the last three years, has been, in compliance with all Laws applicable to the Company or its Subsidiaries or any of their respective assets and properties, except for any such non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) none of Seller, the Company or its Subsidiaries has received, at any time during the prior three years, any written notice from any Governmental Authority regarding a violation of, or failure to comply with, any term or requirement of any Law that remains unresolved and could reasonably be expected to have a material adverse impact on the Business. The Company and its Subsidiaries are in possession of all Permits necessary to carry on the Business, except where the failure to possess any such Permit would not, individually or in the aggregate, reasonably be expected to have a material adverse effect of their ability to operate the Business immediately after the Closing. Each such Permit is valid and in full force and effect, and no Action is pending or threatened in writing (or to the Knowledge of the Company, otherwise threatened) relating to the revocation or limitation of any of the Permits. Each of the Company and its Subsidiaries is in compliance with all Permits in all material respects.

2.09 Taxes. With respect to taxable periods for which the statute of limitations has not expired:

(a) All material Tax Returns required to be filed by or with respect to the Company or its Subsidiaries on or prior to the Closing Date have been or will be filed within the applicable statutory period. All such Tax Returns are or will be complete and accurate in all material respects. Each of the Company and its Subsidiaries has timely withheld and paid or will timely withhold and pay over to the appropriate Taxing Authority all material amounts required to be so withheld and paid on or prior to the Closing Date as required by Law.

(b) All material Taxes of or with respect to the Company and its Subsidiaries due and payable on or prior to the Closing Date have been or will be fully and timely paid, except for any such Taxes being contested or challenged in good faith and set forth on Schedule 2.09(b).

(c) There are no pending written claims, actions, suits, proceedings or investigations for the assessment or collection of any material Taxes with respect to the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. No written claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(e) The Company (with respect to the period since January 1, 2011) and each of its Subsidiaries has been, and at all times up to and including the Closing Date will be, properly characterized as either a partnership or disregarded entity under Treasury Regulation Section 301.7701-3 for United States federal, state and local income tax purposes. Neither the Company nor any of its Subsidiaries has elected to be classified as a corporation pursuant to Section 301.7701-3 of the Treasury Regulations, and no such election will be made by or on behalf of the Company or any of its Subsidiaries at any time up to and including the Closing Date.

(f) Neither the Company nor any of its Subsidiaries is a party to or subject to (i) any Tax allocation, indemnification or sharing agreement with any Person that is not one of the Company and its Subsidiaries (except to the extent that such agreement has no force and requires no payments after the Closing Date), (ii) any private letter ruling of the IRS or comparable rulings of other Taxing Authorities, (iii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of applicable Law), or (iv) any agreement with a Taxing Authority that relates to a Tax exemption or Tax holiday.

(g) Neither the Company nor any of the Subsidiaries has entered into, has any Liability in respect of, or has any filing obligations with respect to, any “reportable transactions,” as defined in Section 1.6011-4 of the Treasury Regulations.

(h) There is no power of attorney given by or binding upon the Company or any Subsidiary with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

(i) There are no liens for Taxes against the Company’s or any of its Subsidiaries’ assets, except for Encumbrances for Taxes that are Permitted Encumbrances.

(j) Neither the Company nor any of its Subsidiaries has been a member of an affiliated (or similar) group filing a consolidated, combined or unitary Tax Return.

The representations and warranties set forth in this Section 2.09 and Section 2.10 shall constitute the Company’s sole and exclusive representations with respect to Taxes and Tax Returns.

2.10 Employee Benefits.

(a) Schedule 2.10(a) contains a true and complete list as of the date hereof of each (i) deferred compensation, bonus, incentive compensation, or equity compensation plan, program, agreement or arrangement; (ii) severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); (iii) profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of

Section 3(2) of ERISA); (iv) employment, consulting, tax gross up, termination or severance agreement; and (v) other employee benefit plan, fund, program, agreement or arrangement, in each case, that (A) is sponsored, maintained or contributed to or required to be contributed to by the Company or by any Subsidiary, (B) to which the Company or a Subsidiary is a party, for the benefit of any current or former employee, director or individual independent contractor of the Company or any of its Subsidiaries or (C) to which the Company or a Subsidiary has any Liability (collectively, but not including any Multiemployer Plan (as defined below), the “Plans”). Except as separately identified on Schedule 2.10(a), no Plan is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. No plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code is sponsored by any ERISA Affiliate of the Company or a Subsidiary.

(b) With respect to each Plan, the Company has heretofore delivered or made available to Purchaser true and complete copies of each of the following documents: (i) a copy of the Plan and any amendments thereto; (ii) a copy of the two most recent annual reports and actuarial reports, if applicable; (iii) a copy of the most recent Summary Plan Description required under ERISA with respect thereto; (iv) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof; and (v) the most recent determination letter received from the IRS with respect to each Plan intended to qualify under Section 401 of the Code.

(c) All contributions required to be made with respect to any Plan on or prior to the date hereof have been timely made or are reflected on the Company’s (or applicable Subsidiary’s) balance sheet. Each Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code. There are no pending or, to the Knowledge of the Company, threatened or anticipated Actions by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits). To the Knowledge of the Company, no prohibited transaction, within the meaning of Section 4975 of the Code, has occurred with respect to any Plan.

(d) Each Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the IRS stating that it is so qualified, the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code and nothing has occurred which could reasonably be expected to cause the loss of such qualification or exemption.

(e) Except as set forth in Schedule 2.10(e), neither the Company, nor a Subsidiary contributes to or is required to contribute to any health plan providing health or life insurance to retirees of the Company, a Subsidiary, an ERISA Affiliate or Rouge Steel Corporation.

(f) Except as provided on Schedule 2.10(f), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, officer or other individual service provider of the Company or any Subsidiary to severance pay, unemployment compensation or any other payment or increase any benefits under any Plans, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.

(g) [Intentionally omitted.]

(h) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Plan that is “nonqualified deferred compensation plan” subject to Section 409A of the Code, if any, has been operated in compliance with Section 409A of the Code, and the applicable Treasury Regulations and IRS guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code and the document or documents that evidence each such Plan have conformed to the provisions of Section 409A of the Code.

(i) Except as set forth in Schedule 2.10(i), neither the Company nor a Subsidiary nor an ERISA Affiliate contributes or is required to contribute to a “multiemployer pension plan,” as defined in Section 3(37) of ERISA (a “Multiemployer Plan”). With respect to each Multiemployer Plan to which the Company or a Subsidiary or an ERISA Affiliate contributes, is required to contribute or has within the six years prior to the date hereof been required to contribute, neither the Company nor such Subsidiary nor an ERISA Affiliate has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA nor has the Company or a Subsidiary or an ERISA Affiliate incurred any Liability due to the termination or reorganization of a Multiemployer Plan and there are no facts or circumstances that would be reasonably likely to result in the imposition of Liability on the Company or a Subsidiary in connection with a Multiemployer Plan contributed to (or required to be contributed to) by an ERISA Affiliate (other than a Subsidiary of the Company). No Multiemployer Plan is in endangered or critical status, as defined in Section 305 of ERISA or Section 432 of the Code. From and after the Closing, Purchaser will not have (i) any obligation to make any contribution to any Multiemployer Plan or (ii) any withdrawal liability from any such Multiemployer Plan under Section 4201 of ERISA that it would not have had but for the transactions contemplated by this Agreement.

(j) Except as set forth in Schedule 2.10(j), none of the Company, any Subsidiary or any ERISA Affiliate has in the last six years contributed or has been obligated to contribute to any plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(k) There does not now exist, nor do any circumstances exist, that could reasonably be expected to result in, any Controlled Group Liabilities that the Company or any Subsidiary would be liable for on or following the Closing.

2.11 Labor Matters. Except as set forth on Schedule 2.11 or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) the Company and its Subsidiaries are neither party to, nor bound by, any labor agreement or collective bargaining agreement with any labor union or labor organization;

(b) there is not presently pending or, to the Knowledge of the Company, threatened, any strike, slowdown, picketing, lockout, work stoppage, material employee grievance or material arbitration against or affecting the Company or any of its Subsidiaries;

(c) there is not presently pending or, to the Knowledge of the Company, threatened, any proceeding against or affecting the Company or any Subsidiaries relating to the alleged violation of any Law pertaining to labor relations or employment matters, including, but not limited to, any charge or complaint with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority;

(d) to the Knowledge of the Company, no labor union, labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing or to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority;

(e) over the last three (3) years, to the Knowledge of the Company, there have been no representation or certification proceedings or petitions seeking a representation proceeding brought or threatened, verbally, in writing or filed with the National Labor Relations Board or any other labor relations tribunal or authority;

(f) to the Knowledge of the Company, there are no labor union organizing activities with respect to any employees of the Company or any of its Subsidiaries, and there has been no such activity within the past three (3) years; and

(g) the Company and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, including without limitation, all laws respecting terms and conditions of employment, health and safety, wages and hours, immigration, employment discrimination, disability rights or benefits, equal opportunity, classification of employees and independent contractors, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

2.12 Real Property.

(a) Schedule 2.12(a)(i) contains a list as of the date hereof of all material leases, subleases, licenses or other occupancy agreements (together with any amendments, extensions or renewals, and guarantees, the “Leases”) pursuant to which the Company or any of its Subsidiaries leases real property (the “Leased Real Property”) as tenant, the name of the current tenant thereunder and the location of such Leased Real Property. The Company has made available to Purchaser a true and complete copy of each of the Leases. Except as set forth on Schedule 2.12(a)(ii), with respect to each of the Leases, (i) such Lease is in full force and effect and the Company or its applicable Subsidiary has a good, valid and enforceable leasehold interest in the Leased Real Property pursuant to such Lease in each case free and clear of all Encumbrances other than Permitted Encumbrances, except in each case where such failure would not, individually or in the aggregate, reasonably be expected to have a Material Adverse

Effect and (ii) there are no defaults by the Company or its applicable Subsidiary (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by the Company or its applicable Subsidiary) under any Lease and to the Knowledge of the Company, there are no defaults by any other party to any Lease (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by such other party) under any Lease, except where such defaults would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.12(a)(iii), no third party currently occupies or uses the Leased Real Property pursuant to any lease, license or occupancy agreement. No Lease has a corresponding guaranty. There are no outstanding rights or options of any party to any Lease (other than the Company or its Subsidiaries) to terminate such Lease prior to the expiration of the term thereof except as expressly set forth in the Lease.

(b) Schedule 2.12(b)(i) contains a list of all real property owned in fee by the Company or the Subsidiaries (the “Owned Real Property”) and the record owner and location thereof. Except as set forth on Schedule 2.12(b)(ii), (i) either the Company or one of its Subsidiaries has good and marketable fee simple title to all of the Owned Real Property, free and clear of any Encumbrances other than Permitted Encumbrances; (ii) there are no leases, licenses or occupancy agreements pursuant to which any third party is granted the right to use of all or any part of the Owned Real Property; and (iii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, except in each case where exercise of such option, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Copies of all of the most recently completed title policies and surveys of the Owned Real Property that are in the possession of the Company have previously been made available to Purchaser in legible format.

(c) Except as set forth on Schedule 2.12(c), with respect to the Real Property, as of the date hereof: (i) there are no pending or, to the Knowledge of the Company, threatened condemnation proceedings or threatened litigation, claims, actions, suits, proceedings, investigations or administrative actions relating to such Real Property; and (ii) the existing buildings and improvements located on such Real Property may lawfully be used under applicable zoning and land use laws for the purposes for which they are presently being used, except in each case where such failure, or to the extent the same, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except in any such case as has not resulted in and would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, all buildings, structures, fixtures and improvements included within the Leased Real Property and Owned Real Property (the “Material Improvements”) are in good repair and operating condition, subject only to ordinary wear and tear. The Owned Real Property and the Leased Real Property constitute all material interests in real property currently used, occupied or currently held for use, in connection with the business of the Company.

2.13 Intellectual Property.

(a) Schedule 2.13(a) sets forth a true and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries that is material to the Business (“Owned Intellectual Property”).

(b) Except as would not reasonably be expected to have a Material Adverse Effect, or except as set forth on Schedule 2.13(b), (i) the use of the Intellectual Property by the Company and its Subsidiaries in connection with the operation of the Business does not, to the Knowledge of the Company, infringe, misappropriate or otherwise violate the Intellectual Property rights of any other Person and (ii) there are no pending or threatened Actions of which the Company has been given written (or, to the Knowledge of the Company, oral) notice by any Person against its use of any Intellectual Property.

(c) The Company and its Subsidiaries have such ownership of or such rights, free and clear of all Encumbrances, by license, lease or other agreement to the Intellectual Property as are related to or used in connection with the operations of the business of the Company and its Subsidiaries as currently conducted, except where the failure to have such rights would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) To the Knowledge of the Company as of the date hereof, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property in any material respect.

(e) Schedule 2.13(e) sets forth a true and complete list of all Intellectual Property the Company or its Subsidiaries are licensed to use (excluding off-the-shelf software licenses) (the “Licensed Intellectual Property”) that is material to the Business. The Company or its Subsidiaries have the right to use all Licensed Intellectual Property necessary for the operation of the Business.

2.14 Environmental Matters.

(a) Except as set forth on Schedule 2.14(a) or as has otherwise been fully resolved (including the payment of any related Losses or the inclusion of appropriate reserves on the Financial Statements for any related Loss), the Company and each Subsidiary are and have been since January 1, 2009 in compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and each Subsidiary of all Environmental Permits required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.14(a) or as has otherwise been fully resolved (including the payment of any related Losses or the inclusion of appropriate reserves on the Financial Statements for any related Loss), since January 1, 2009, neither the Company nor any Subsidiary has received any communication (written or oral), whether from a Governmental Authority, citizens group, employee or any other Person, alleging that the Company or any Subsidiary is not in such compliance with applicable Environmental Laws, except where the failure to be in such compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) All material Environmental Permits necessary for the operation of the Company and each Subsidiary have been obtained and are in effect and, where applicable, applications for renewal or amendment thereof have been timely filed. All such Environmental

Permits and pending applications as of the date hereof are set forth on Schedule 2.14(b). No proceeding is pending or, to the Knowledge of the Company, threatened which would reasonably be expected to result in the revocation of or placement of additional restrictions in any such Environmental Permits.

(c) Except as set forth on Schedule 2.14(c), since January 1, 2009, neither the Company nor any of its Subsidiaries has received any communication (written or oral), whether from a Governmental Authority, citizens group, employee or any other Person of an Environmental Claim that would reasonably be expected to have a Material Adverse Effect, other than any such Environmental Claim that has been fully resolved with no further Liability to the Company or any of its Subsidiaries.

(d) Except as set forth on Schedule 2.14(d), to the Knowledge of the Company, neither the Company, nor any Subsidiary nor any other person has placed, stored, deposited, discharged, Released, buried, dumped or disposed of Hazardous Materials at, on, or beneath any property that is owned or operated by the Company or any Subsidiary that has not been remediated or is not in the process of being remediated in accordance with and to the extent required by applicable Environmental Laws, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of the business of the Company and in compliance with applicable Environmental Laws, or except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) Neither the Company nor any Subsidiary is the subject of any order, decree, investigation, judgment or similar ruling from a Governmental Authority or party to any contract which imposes material obligations to be performed or observed after the date of this Agreement upon the Company or any of its Subsidiaries with respect to any Environmental Law, remedial action or Release or threatened Release of Hazardous Materials.

(f) Neither the Company nor any Subsidiary is negotiating any order, decree, settlement or judgment with a Governmental Authority or any other Person, or a modification, amendment, addenda or revision to any such existing order, decree, settlement or judgment, which imposes Liabilities or obligations upon the Company or any of its Subsidiaries with respect to any Environmental Law, remedial action or Release or threatened Release of Hazardous Materials in excess of $1,000,000.

(g) To the Knowledge of the Company, as of the date of this Agreement, the Company and Seller have made available to the Purchaser, in written or electronic format, all material environmental site assessments and audit reports applicable to the Company’s and each Subsidiaries’ operations prepared since January 1, 2005, related to compliance with Environmental Laws, Hazardous Materials at the properties owned or operated by the Company or any of its Subsidiaries, or the environmental condition of the facilities of the Company or any of its Subsidiaries in the possession or control of the Company or Seller.

2.15 Absence of Certain Changes.

(a) Except as set forth in Schedule 2.15(a), since March 31, 2014 to the date of this Agreement, none of the Company nor any of its Subsidiaries have taken any action that would have been prohibited by subsections (a), (b), (f), (g), (h), (i), (j), (l) or (m) of Section 4.01 if such action had been taken during the period from the date hereof through the Closing Date.

(b) Except as set forth in Schedule 2.15(b), since March 31, 2014, there has not occurred any change or event that would reasonably be expected to have a Material Adverse Effect.

2.16 Material Contracts. Schedule 2.16 contains an accurate list as of the date of this Agreement of all the Contracts, together with all material amendments and supplements thereto, currently in effect of the following types to which the Company or a Subsidiary is a party or to which any of its assets or properties are subject (other than Leases) (the “Material Contracts”):

(a) any collective bargaining agreement or labor agreement;

(b) any Contract with any officer or director of the Company or the Subsidiaries, or in each case, any member of such Person’s immediate family (other than an agreement with respect to compensation) or any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the fully-diluted equity interests of the Company or any of its Subsidiaries (other than any Contract between the Company and a Subsidiary or between a Subsidiary and another Subsidiary);

(c) any Contract or agreement purporting to restrict or prohibit the Company or any Subsidiary from engaging or competing in the steelmaking business in any material respect;

(d) any Contract or agreement purporting to restrict or prohibit the Company or any Subsidiary from hiring or soliciting any individuals for employment outside the ordinary course of business with a remaining term in excess of one year;

(e) any Contract that is material to the Business containing any “most favored nations” terms and conditions granted by the Company or any of its Subsidiaries or any put, call, exclusivity, right of first refusal or right of first offer or similar right granted by the Company or any of its Subsidiaries;

(f) [Intentionally omitted.]

(g) any Contract, including any raw material, supply or customer Contract which involves the payment or receipt of an amount in excess of $2,500,000 (over the course of twelve (12) months);

(h) any agreement, commitment or other Contract relating to Indebtedness of the Company or a Subsidiary;

(i) any guarantee of any material obligation (other than a guarantee by the Company of a Subsidiary’s debts or a guarantee by a Subsidiary of the Company’s debts or another Subsidiary’s debts);

(j) any Order, settlement or agreement with any Governmental Authority (other than Permits), in each case, that is material to the Business;

(k) any Contract involving the sale of any business entered into by the Company or its Subsidiaries pursuant to which the Company or its Subsidiaries have a continuing indemnification obligation;

(l) any Contract under which the Company or its Subsidiaries has continuing material indemnification obligations to any third Person, other than those entered into in the ordinary course of business consistent with past practices;

(m) agreements under which the Company has granted any Person registration rights;

(n) any partnership, joint venture, strategic alliance or other similar agreement; and

(o) any other Contract not made in the ordinary course of business that is material to the Business.

The Company has made available to Purchaser a true and complete copy of each Material Contract, together with all material amendments and supplements thereto. Each Material Contract is valid and binding on the Company or its applicable Subsidiary and, to the Knowledge of the Company, is valid and binding on the other parties thereto, except, in each case, as would not reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.16, as of the date hereof, the Company or its applicable Subsidiary that is a party to the Material Contract and, to the Knowledge of the Company, the other parties thereto are not in material default or breach under any such Material Contract, and there are no pending claims affecting the Material Contracts as of which the Company and its Subsidiaries have written notice, except where such default, breach or claim would not reasonably be expected to have a Material Adverse Effect.

2.17 Customers and Suppliers. Schedule 2.17 lists, by dollar volume paid for the twelve (12) months ended June 30, 2014, (i) the ten (10) largest suppliers to the Company and its Subsidiaries, taken as a whole (the “Material Suppliers”), and (ii) the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole (the “Material Customers”). Neither the Company nor any of its Subsidiaries has, as of the date hereof, since December 31, 2013, received any written or, to the Knowledge of the Company, oral notice from any of the Material Suppliers or Material Customers to the effect that any such customer will materially adversely change its business relationship with the Company or any of its Subsidiaries.

2.18 Foreign Corrupt Practices Act. Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, agents or employees has, in connection with the operation of the Business, (1) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or made or offered any unlawful payment of funds to foreign or domestic government officials or employees, foreign or domestic political parties or campaigns, any official or employee of a Public International Organization (each, an “Official Party”), or to any finder, agent, or other party acting on behalf of or under the auspices of any Governmental Authority, Public International Organization or official or employee thereof or (2) taken any other action or made any omission; in each case, in violation of any Law applicable to the Company or any of its Subsidiaries governing corrupt practices, money laundering, anti-bribery or anticorruption or that otherwise prohibits payments to any government or public officials or other Official Party, including, if applicable, the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., the UK Bribery Act 2010 and any Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (all such Laws, “Anticorruption Laws”). For the past three years, none of Seller, the Company or any of its Subsidiaries has, in connection with the businesses or operations of the Company and its Subsidiaries, received any written notice alleging any such violation or conducted any material internal investigation with respect to any actual or alleged violation of any Anticorruption Law, except, in each case, as has not resulted in and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.19 Affiliate Transactions. Schedule 2.19 contains a true and complete list as of the date hereof of all existing material Contracts in effect between (a) the Company or any of its Subsidiaries, on the one hand, and (b) Seller or any Affiliate of Seller (other than the Company or any of its Subsidiaries), on the other hand, including any Contracts for Indebtedness owed by or indebtedness owed to the Company or any of its Subsidiaries, guarantees provided by or on behalf of the Company or any of its Subsidiaries or agreements to provide to or receive from the Company or any of its Subsidiaries material goods and services. A true and complete copy of each such Contract has been made available to Purchaser prior to the date hereof.

2.20 Title; Sufficiency of Assets. The Company or one or more of its Subsidiaries has good and marketable title to all of the material assets owned by them, free and clear of all Encumbrances other than Permitted Encumbrances. The assets owned, leased, licensed or otherwise used by Company and its Subsidiaries as of the Closing will constitute all of the assets reasonably necessary or used to operate the Company and its Subsidiaries in substantially the same manner as it has been operated.

2.21 Brokers. Seller shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller, the Company or any of its Subsidiaries.

2.22 Insurance. Schedule 2.22 sets forth a correct and complete list of all material insurance policies, fidelity bonds and surety bonds held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the date hereof, correct and complete copies of which have been made available to the Purchaser (collectively, the “Insurance Policies”). All Insurance Policies are in full force and effect, all premiums due and payable in respect of such insurance policies have been timely paid and none of the Company or any of its Subsidiaries have reached or exceeded its policy limits for any such insurance policies.

2.23 Disclaimer. EXCEPT AS SET FORTH IN THIS ARTICLE II, NONE OF SELLER, THE COMPANY, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF SELLER, THE COMPANY OR THEIR RESPECTIVE AFFILIATES. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

3.01 Organization and Authority of Purchaser. Purchaser is a corporation organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as conducted at the date of this Agreement. The execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and assuming due authorization, execution and delivery by Seller and the Company, this Agreement is a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

3.02 No Conflicts. Assuming that all Consents contemplated by Section 3.03 have been obtained, the execution, delivery and performance of this Agreement by Purchaser does not and shall not: (a) violate, conflict with or result in the breach of the Organizational Documents of Purchaser; (b) conflict with or violate any Law or Governmental Order applicable to Purchaser; or (c) violate, conflict with or result in a breach of or default under (with or without due notice or lapse of time or both), result in the acceleration of obligations under, create in any party the right to terminate or modify, or require any notice, consent or waiver under any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries or any of their respective properties or assets may be bound except, in the case of clauses (b) or (c), as would not, individually or in the aggregate, materially and adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.03 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by Purchaser does not and shall not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of the HSR Act or under the antitrust or competition Laws of applicable foreign jurisdictions; or (b) to the extent failure to obtain such Consent would not prevent or materially delay the consummation by Purchaser of the transactions contemplated by this Agreement.

3.04 Litigation. As of the date hereof, no Action by or against Purchaser or any of its Affiliates are pending or, to the Knowledge of the Purchaser, threatened, challenging the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

3.05 WARN Act. To the extent that Purchaser may engage in a “plant closing” or “mass layoff,” as such terms are defined in the WARN Act or any similar applicable state or local Law, the Purchaser will comply with the requirements of the WARN Act or any similar applicable state or local Law.

3.06 Permits. To the Knowledge of Purchaser, Purchaser (or its successor or permitted assigns) shall be as the owner of the Company qualified to hold any permits necessary to operate the Company.

3.07 Qualification to Purchase.

(a) The Membership Interests are being acquired for investment purposes only for Purchaser’s own account and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable state securities laws.

(b) Purchaser is an “Accredited Investor” as defined in the Securities Act and Regulation D thereunder. Purchaser is experienced and sophisticated with respect to the transactions contemplated by this Agreement and has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Membership Interests. Purchaser is aware that it must bear the economic risk of its investment in the Company for an indefinite period of time because the Membership Interests have not been registered under the Securities Act or under any applicable state securities laws and, therefore, cannot be sold unless the Membership Interests are subsequently registered under the Securities Act and any applicable state securities laws or pursuant to an exemption thereunder. Purchaser recognizes the highly speculative nature and risk of loss associated with an investment in the Company and that it could suffer a complete loss of the investment and is capable of bearing the economic risks of such loss.

3.08 Union Matters. Effective as of the Closing, Purchaser shall cause (a) the Company to continue to honor, on and following the Closing, the terms and conditions of employment set forth in the collective bargaining agreement between Dearborn and the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, UAW, dated as of April 9, 2012 (the “Dearborn CBA”), with respect to employees of Dearborn whose terms and conditions of employment were governed by the Dearborn CBA immediately before the Closing (the “Dearborn Union Employees”); and (b) Mountain State Carbon, LLC (“MSC”) to honor, on and following the Closing, the terms and conditions of employment set forth in any collective bargaining agreement that MSC may enter into prior to the Closing, in accordance with Schedule 3.08, with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (the “USW”), with respect to employees of MSC who are represented by the USW before the Closing (the “MSC Union Employees” and with the Dearborn Union Employees, collectively, the “Union Employees”).

3.09 Brokers. Purchaser shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser and its Subsidiaries.

3.10 Availability of Funds. Purchaser will at the Closing have sufficient immediately available funds, in cash, to pay the Initial Purchase Price and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby. Attached hereto as Annex E are true and complete copies of an executed debt commitment letter and the term sheets with respect thereto (the “Commitment Letter”) from Credit Suisse AG (or such of its affiliates or branches as it deems appropriate, including Credit Suisse Securities (USA) LLC) (the “Lenders”), pursuant to which the Lenders have committed to provide on the terms and conditions set forth therein the amounts set forth therein to Purchaser for the purpose of funding the transactions contemplated hereby (the “Bridge Financing”). Such Commitment Letter has been duly and validly authorized, executed and delivered by Purchaser and (to the Knowledge of the Purchaser) the Lenders. There are no conditions precedent or other contingencies related to the funding of the full amount of the Bridge Financing other than as specifically set forth in the Commitment Letter. Purchaser has no reason to believe that any of the conditions to the Bridge Financing will not be satisfied on a timely basis or that the Bridge Financing will not be available on the terms set forth in the Commitment Letter.

3.11 Solvency; Fraudulent Conveyance. Immediately after giving effect to the transactions contemplated hereby, the Purchaser and each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries) (i) shall be able to pay their respective debts as they become due and (ii) shall own assets which have a fair saleable value (if sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions) in excess of their Liabilities (whether liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured, unsecured or otherwise). Immediately after giving effect to the transactions contemplated hereby, the Purchaser and each of its Subsidiaries (including, after Closing, the Company and its Subsidiaries) shall have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Purchaser and its Subsidiaries (including, after Closing, the Company and its Subsidiaries).

3.12 Investigation by Purchaser. Purchaser has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and acknowledges that it has been provided access to the properties, premises and records of the Company and its Subsidiaries for this purpose. In entering into this Agreement, Purchaser has relied solely upon the representations and warranties made by the Seller and the Company set forth herein and its own investigation and analysis, and Purchaser acknowledges that, except for the representations and warranties of Seller and the Company expressly set forth in Article II, none of Seller or the Company nor any of their respective directors, officers, employees, agents or advisors makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Purchaser or any of its directors, officers, employees, agents or advisors. Without limiting the generality of the foregoing, none of Seller or the Company nor any of their respective directors, officers, employees, agents or advisors or any other Person has made a representation or warranty to Purchaser with respect to (a) any projections, estimates or budgets for the Company and its Subsidiaries or (b) any material, documents or information relating to the Company or its Subsidiaries made available to Purchaser or its directors, officers, employees, agents or advisors in any “data room” or otherwise, except as expressly and specifically covered by a representation or warranty set forth in Article II.

3.13 Disclaimer. EXCEPT AS SET FORTH IN THIS ARTICLE III, NONE OF PURCHASER, ITS RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF PURCHASER OR ITS RESPECTIVE AFFILIATES. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.01 Conduct of the Business. From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 7.01), except as expressly required by applicable Law, as set forth on Schedule 4.01, as specifically contemplated by or required to implement this Agreement or as otherwise waived or consented to in writing by Purchaser (which consent, in the case of Section 4.01(m), shall not be unreasonably withheld, conditioned or delayed) Seller shall cause the Company and its Subsidiaries to:

(a) carry on their respective businesses in all material respects in the ordinary course of business consistent with past practice;

(b) use commercially reasonable efforts to maintain and preserve intact the goodwill of their respective businesses and the relationships of the Company and its Subsidiaries with their customers, suppliers, distributors, contract manufacturers and landlords;

(c) not amend Organizational Documents of the Company or any of its Subsidiaries or take any action with respect to any such amendment or any recapitalization, reorganization, restructuring, consolidation, merger, complete or partial liquidation, winding up or dissolution of the Company or any of its Subsidiaries;

(d) not authorize, issue, redeem, split, pledge, encumber, sell or otherwise dispose of any shares of capital stock, units, membership, or other equity or profit interests of any kind in the Company (including any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any pre-emptive or similar rights), calls or other rights to purchase or acquire any capital stock, units, membership, or other equity or profit interests of any kind in the Company or any of its Subsidiaries) or enter into any agreement with respect thereto or make any changes (by recapitalization, reclassification, stock dividend, stock split, combination, reorganization or otherwise) in the capital structure of, the Company or any of its Subsidiaries;

(e) not declare, set aside or pay any dividend or other distribution (other than dividends or other distributions payable solely in cash) in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries or make any distribution of property to the Seller or its Affiliates (other than to the Company or any of its Subsidiaries);

(f) not make any commitments to or commence or continue any acquisition of or investment, including loans, advances or capital contributions, in any business enterprise or substantially all of the assets or any equity of any business enterprise by the Company or any of its Subsidiaries involving the payment by the Company or any of the Subsidiaries of an amount in excess of $500,000, in each case, other than with respect to the Company or its Subsidiaries or, with respect to cash capital contributions actually made prior to the Closing Date, the Joint Ventures;

(g) not make any change in accounting methods, principles or practices, except as may be required by GAAP or applicable Law;

(h) not (1) establish or adopt any new material employee benefit plan, terminate any existing Plan or amend any existing Plan in any material respect, (2) other than as reasonably necessary to fill vacancies, increase or grant any new compensation or benefits to, or enter into or amend any employment, retention, severance, termination or similar agreement with, any of its current or former employees, directors or individual independent contractors, or (3) accelerate the timing of payment or vesting of any payments or benefits to any current or former employees, directors or individual independent contractors except, in each case, as required under applicable Law or any Plan in effect as of the date of this Agreement and previously made available to the Purchaser or as provided in Section 4.08 of this Agreement;

(i) not (1) sell, lease, transfer or otherwise dispose of any assets or properties having a value per transaction in excess of $250,000, other than in the ordinary course of business consistent with past practice, (2) write off, forgive, waive or otherwise cancel, in whole or in part, any material account receivable (other than intercompany receivables), except as required by GAAP or applicable Law, (3) write off, forgive, waive or otherwise cancel, in whole or in part, any other material Liability (other than intercompany Liabilities), except as required by GAAP or applicable Law, or (4) acquire any material asset or material property other than in the ordinary course of business;

(j) not (1) make, change or revoke any material Tax election (it being understood and agreed that any entity classification election pursuant to Treasury Regulation Section 301.7701-3(c) to be classified as an association taxable as a corporation is material), (2) amend any material Tax Return, (3) file any material Tax Return unless such Tax Return shall have been prepared consistent with past practice, (4) enter into any closing agreement pursuant to Section 7121 of the Code (or any similar provision of applicable Law) or any Tax sharing, allocation or indemnity agreement, (5) settle or compromise any claim, liability or assessment relating to Taxes involving amounts in excess of $500,000, (6) surrender any right to claim a refund of material Taxes, or (7) obtain any Tax ruling;

(k) not enter into, assume, assign, cancel, terminate, renew, modify, release or amend any Lease, Material Contract, or contract that would be a Material Contract or a Lease if in effect on the date hereof, or assign, compromise, release or waive any rights thereunder; provided, however, that nothing in this Agreement shall preclude MSC from finalizing a collective bargaining agreement with the USW on terms and conditions no less favorable to MSC than those set forth on Schedule 3.08 or preclude the Company or MSC from satisfying any effects bargaining obligations as a result of the transactions contemplated by this Agreement with respect to the Union Employees;

(l) not make any capital expenditures other than pursuant to the Company’s capital expenditure budget, a copy of which has been made available to Purchaser prior to the date hereof or otherwise in the ordinary course of business;

(m) except as set forth on Schedule 4.01(m)(1), not settle or compromise any Action (including any permit appeal, consent decree or modification or amendment to a consent decree) involving an amount individually or in the aggregate in excess of $2,000,000 or the imposition of injunctive or equitable relief against the Company or any of the Subsidiaries, including those Actions listed on Schedule 4.01(m)(2); and

(n) not authorize any of, or commit or agree to take any of the foregoing actions.

4.02 Access to Information; Confidentiality.

(a) From the date hereof until the Closing (or until the earlier termination of this Agreement in accordance with Section 7.01), upon reasonable notice, Seller shall, and shall cause the Company to: (i) afford Purchaser and its authorized Representatives reasonable access to the properties and Books and Records of the Company and its Subsidiaries, including to the extent such access is required for the Purchaser to secure insurance for the Company and its Subsidiaries for the period after Closing; (ii) furnish to the officers, directors, employees, and authorized Representatives of Purchaser such additional financial and operating data and other information regarding the business of the Company, including information concerning properties, contracts and personnel (or copies thereof) as Purchaser may from time to time reasonably request; and (iii) provide such cooperation as may be reasonably requested by the Purchaser in order to facilitate the integration and transition of ownership of the business and operations of the Company and its Subsidiaries at the Closing; provided, however, that any such access or furnishing of information shall be scheduled and coordinated through the Person(s) set forth on Schedule 4.02 and shall be conducted at Purchaser’s expense, during normal business hours and in such a manner as not to unreasonably interfere with the normal operations of the business of the Company; further provided, however, that neither the Company nor any of its Subsidiaries shall be required to disclose any information to Purchaser if such disclosure would be reasonably likely to: (x) jeopardize any attorney-client or other legal privilege; or (y) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof provided that the Company has used reasonable best efforts to seek a waiver of any such restriction or otherwise seek to provide access to such information in a manner that does not violate such restriction.

(b) Notwithstanding anything expressed or implied in this Agreement, Seller shall not be required to disclose, to any Person, any Tax information or Tax Return that does not relate solely and exclusively to the Company and its Subsidiaries (it being understood that, in the case of any consolidated, combined or unitary Tax Return that includes the Company and any other Person, Seller shall provide Purchaser, at Purchaser’s request, with pro forma Tax Returns relating solely to the Company and its Subsidiaries).

(c) The terms of the Confidentiality Agreement, dated as of March 14, 2014, between Purchaser and Parent (the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Purchaser under this Section 4.02(c) shall terminate (including, for the avoidance of doubt, any provisions that purport to survive termination of the Confidentiality Agreement); provided, however, that, from and after the Closing, except as would have been permitted under the terms of the Confidentiality Agreement, Purchaser shall, and shall cause its officers, directors, employees, authorized Representatives and Affiliates to, treat and hold as confidential, and not disclose to any Person, information related to the discussions and negotiations between the parties regarding this Agreement and the transactions contemplated hereby and all confidential information relating to Seller. Notwithstanding the foregoing, Purchaser shall be permitted to use such confidential information to the extent reasonably necessary in connection with the Financing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect.

(d) Nothing provided to Purchaser pursuant to this Agreement shall in any way amend or diminish Purchaser’s obligations under the Confidentiality Agreement. Purchaser acknowledges and agrees that any information provided to Purchaser by or on behalf of Seller or the Company or any of their respective officers, directors, employees or authorized representatives shall be subject to the terms and conditions of its Confidentiality Agreement.

(e) From and after the Closing, the Seller shall, and shall cause its Representatives to, keep all documents, materials, records and other information that it has or has obtained prior to or after the Closing regarding the Purchaser or the Company or any of its Subsidiaries (“Confidential Information”) strictly confidential and will not disclose such information without the Purchaser’s prior written consent. “Confidential Information” shall not include information that (i) is or becomes publicly available (other than as a result of a disclosure by Seller or its respective Representatives in violation of this Section 4.02(e)), (ii) is or becomes available to them from a source that, to their knowledge, is not prohibited from disclosing such information to them by a legal, contractual or fiduciary obligation or (iii) has been independently developed by them (other than by or with respect to the Company or any of its Subsidiaries) without reference to Confidential Information.

4.03 Regulatory and Other Authorizations; Notices and Consents.

(a) Each of Seller and Purchaser shall use its commercially reasonable efforts to obtain promptly all Consents of all Governmental Authorities that may be or become necessary for the performance of its and the other parties’ obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement. Seller, the Company and Purchaser shall cooperate in promptly seeking to obtain all such Consents; provided, however, that Seller and the Company shall not be required to pay any fees or other payments to any such Governmental Authorities in order to obtain any such Consent (other than normal filing fees that are imposed by Law on the Company). None of Seller, the Company or Purchaser shall knowingly enter into any acquisition or other agreement or make any announcement with respect to any transaction that could reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any Consents of any Governmental Authority. Seller and Purchaser each agree to make, or to cause to be made: (i) if required, an appropriate filing of a notification and report form pursuant to the HSR Act; and (ii) any other filing or notification required by any other antitrust or competition Laws of applicable foreign jurisdictions, in each case, with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement, and to supply promptly any additional information and documentary material that may be requested pursuant to the HSR Act or any other antitrust or competition Laws of applicable foreign jurisdictions. If any objections are asserted with respect to the transactions contemplated hereby under the HSR Act or any other antitrust or competition Laws of applicable foreign jurisdictions or if any suit or proceeding is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the HSR Act or any other antitrust or competition Laws of applicable foreign jurisdictions, each of Seller and Purchaser shall use its commercially reasonable efforts to promptly resolve such objections. In furtherance of the foregoing and provided that nothing in this Agreement shall be deemed to require Purchaser or any of its Affiliates to take any action that, in Purchaser’s good faith judgment, would adversely and materially affect (i) the strategic benefits sought by Purchaser in effecting the transactions contemplated by this Agreement or (ii) any material line of business or class of products of the Purchaser or any of its Affiliates (including the Company and its Subsidiaries) from and after the Closing, Purchaser shall, and shall cause its respective Affiliates to, take all action, including agreeing to hold separate, divest, license, transfer or otherwise dispose of any of the businesses or properties or assets of Purchaser or any of its respective Affiliates, or to terminate any existing relationships or contractual rights and obligations, as may be required by: (i) the applicable Governmental Authority in order to resolve any such objections as such Governmental Authority may have to such transactions under applicable Law; or (ii) any domestic or foreign court or other tribunal, in an Action brought by a private party or Governmental Authority challenging such transactions as violative of any applicable Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b) Each party to this Agreement shall promptly notify the other parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review in advance any proposed communication by such party to any Governmental Authority relating to the matters that are the subject of this Agreement. Neither Seller nor Purchaser, as applicable, shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry related to the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties to this Agreement shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act and any other applicable antitrust or competition Laws of applicable foreign jurisdictions. Subject to the Confidentiality Agreement, the parties to this Agreement shall provide each other party with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

(c) At the Purchaser’s request and expense, the Seller agrees to take all reasonable actions the Purchaser reasonably deems prudent in order to reasonably assist the Purchaser in obtaining any actions, consents, undertakings, approvals, waivers or authorizations by or from any Governmental Authority for or in connection with, and to reasonably assist the Purchaser in litigating or otherwise contesting any objections to or proceedings or other actions challenging, the consummation of the transactions contemplated by this Agreement.

(d) The Seller shall cause the Company to give (and shall cause any applicable Subsidiary to give) any notices to third Persons, and use (and shall cause any applicable Subsidiary to use) commercially reasonable best efforts to obtain any consents or approvals from third Persons required in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that the Seller and the Company shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such Consent or assignment may be required, except where any such amount is advanced to Seller or the Company by Purchaser. If the Company or any Subsidiary fails to obtain any such consent from a third Person, then the Seller shall (and shall cause the Company and its Subsidiaries to) use commercially reasonable best efforts to limit the adverse effect upon the Company and its Subsidiaries from the failure to obtain such consent. The Purchaser shall use commercially reasonable efforts to assist the Company and its Subsidiaries in obtaining all such consents and providing such notices, including providing any reasonable information or executing any documents reasonably required in connection therewith.

4.04 Fulfillment of Conditions. Subject to the terms and conditions of this Agreement:

(a) Seller shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Purchaser contained in this Agreement.

(b) Purchaser shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Seller contained in this Agreement.

4.05 Contact with Customers and Suppliers. Until the Closing Date, Purchaser and its Representatives shall contact or communicate with the customers, suppliers, distributors and licensors of the Company and its Subsidiaries in connection with the transactions contemplated hereby only with the prior written consent of Seller (which consent, following the satisfaction of the closing condition set forth in Section 6.01(b), shall not be unreasonably withheld, conditioned or delayed).

4.06 Further Assurances; Post-Closing Cooperation. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement or to otherwise effect the transactions contemplated hereby. In the event of any conflict between the terms of any such documents and this Agreement, the terms of this Agreement shall control.

4.07 Indemnification and Insurance. For a period of six years following the Closing, Purchaser shall cause the Company not to make any changes to its limited liability agreement that would adversely affect the rights of persons who are currently or who were officers or directors of the Company or any of its Subsidiaries (the “Indemnitees”) to claim indemnification from such entity under the terms of its limited liability agreement as in effect on the Closing Date, except as required by applicable Law. Purchaser agrees that for a period of six (6) years after the Closing, Purchaser shall maintain, or cause to be maintained, for the benefit of the Indemnitees, an insurance and indemnification policy that provides coverage for events occurring on or before the Closing Date (the “D&O Insurance”) on terms and conditions substantially equivalent (in both amount and scope) to, and in any event not less favorable in the aggregate than, the existing policy or policies maintained by the Company and its Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Purchaser shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid by the Company and its Subsidiaries prior to the date hereof, which last annual premium is set forth on Schedule 4.07, but in such case Purchaser shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if Purchaser purchases prior to the Closing extended reporting endorsements consistent with the requirements set forth above, which provide such Indemnitees with coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Closing, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Closing, Purchaser shall maintain, or cause to be maintained, such policies in full force and effect, and continue to honor the obligations thereunder. To the extent that policies other than such prepaid policies are in effect, the Company and its Subsidiaries shall cooperate with Purchaser to obtain tail-based coverage on such other policies. The provisions of this Section 4.07 are intended for the benefit of the current and former officers and directors of the Company and its Subsidiaries, and shall be enforceable by such individuals and their heirs and representatives.

4.08 Employee Benefit Matters.

(a) Effective as of the Closing and continuing through the first anniversary thereof, Purchaser shall ensure that employees of the Company and its Subsidiaries who are not Union Employees and who remain in the employment of Purchaser or its Affiliates at the Closing (the “Continuing Employees”) receive compensation and employee benefits that, in the aggregate, are substantially comparable to those provided generally to similarly situated employees of Purchaser (not taking into account the value of any equity or equity related grants or transaction related compensation), but solely to the extent such employees remain in employment during such period. Effective as of the Closing, the Dearborn Union Employees

shall have the terms and conditions of employment as set forth in the Dearborn CBA. Effective as of the Closing, the MSC Union Employees shall have the terms and conditions of employment as set forth in any collective bargaining agreement between MSC and the USW entered into in accordance with this Agreement or, if MSC and the USW have not entered into a collective bargaining agreement, the terms and conditions of employment that applied to such MSC Union Employee immediately prior to the Closing. In addition (and without limitation of Section 4.08(e)), for a period of one year following the Closing, Purchaser shall or shall cause its Affiliates to provide to the Continuing Employees who do not have an individual agreement that contains a contractual severance obligation and who remain in the employment of Purchaser or any of its Affiliates (including the Company or any of its Subsidiaries) severance benefits, if any, which are substantially comparable to the severance benefits that are provided generally to similarly situated employees of Purchaser. Nothing in this Section 4.08 or otherwise in this Agreement shall limit the right of Purchaser, the Company or its other Affiliates to terminate the employment of any Continuing Employee at any time.

(b) With respect to any welfare plan maintained by Purchaser or its Affiliates in which Continuing Employees will be eligible to participate after the Closing, Purchaser shall, and shall cause the Company and its other Affiliates to (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees, prior to the Closing, under comparable benefit plans that are welfare plans during the plan year that includes the Closing Date, and (ii) provide each such employee with credit for any deductibles and out-of-pocket requirements paid for the plan year that includes the Closing Date under a benefit plan that is a welfare plan in satisfying any comparable deductible or out-of-pocket requirements to the extent applicable under any comparable plan following the Closing Date with respect to the plan year that includes the Closing Date.

(c) Each Continuing Employee shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its Subsidiaries) under all employee benefit plans, programs, policies and arrangements (other than any defined benefit pension plans) maintained by Purchaser or its Affiliates in which they participate or in which they become participants for purposes of eligibility and vesting, but solely to the extent such employee was credited with service for such purposes under a comparable benefit plan as of the Closing Date.

(d) Notwithstanding anything in Section 4.08(b) or 4.08(c) to the contrary, service shall not be included for any of the purposes described in those Sections to the extent the inclusion of such service results in the duplication of any benefit.

(e) From and after the Closing, Purchaser will cause the Company and its Subsidiaries to honor, in accordance with its terms, any written agreement with the Company or any of its Subsidiaries that contains a contractual severance obligation with respect to any Continuing Employees to the extent set forth on Schedule 2.10(a).

(f) It is expressly understood and agreed that the provisions of this Section 4.08 are not intended to confer any third-party beneficiary rights and no employees or other Person (excluding any party hereto) shall have any rights or remedies, including rights of enforcement, with respect to this Section 4.08 and no employee or other Person is or is intended to be a third-party beneficiary hereof.

4.09 Books and Records; Access.

(a) For a period of seven (7) years after the Closing Date, Purchaser shall preserve and retain, or cause the Company to preserve and retain, all corporate, accounting, Tax, legal, auditing or other books and records of the Company and its Subsidiaries (including any documents relating to any governmental or non-governmental actions, suits, proceedings or investigations) relating to the conduct of the business and operations of the Company and its Subsidiaries prior to the Closing Date. Notwithstanding the foregoing, during such seven-year (7-year) period, Purchaser and the Company may dispose of any such books and records which are offered to, but not accepted by, Seller. Purchaser shall not, and shall not permit the Company or its Subsidiaries to, dispose of any such books and records at any time after such seven-year (7-year) period without first offering such books and records to Seller.

(b) After the Closing Date, Purchaser shall, and shall cause the Company and its Subsidiaries to, permit Seller and its authorized Representatives to have reasonable access to, and to inspect and copy, all materials referred to in Section 4.09(a) and to meet with officers and employees of Purchaser and the Company and its Subsidiaries on a mutually convenient basis in order to obtain explanations with respect to such materials and to obtain additional information to the extent necessary or useful in connection with any matters referred to in Section 1.03(b), Section 1.04 and any audit, investigation, dispute or litigation, provided, however, that the Seller shall reimburse the Purchaser for all reasonable and documented out-of-pocket costs and expenses incurred in connection with any such request. Notwithstanding the foregoing, (i) any such access rights shall be exercised in such manner as not to unreasonably interfere with the normal business operations of the Purchaser or the Company and its Subsidiaries, and (ii) the Purchaser may withhold any document (or portions thereof) or information to the extent that (x) it may not be disclosed as such disclosure would contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof; provided, however, that Purchaser shall use reasonable efforts to obtain a waiver of such restriction or otherwise seek to provide access to such information in a manner that does not violate such restriction, or (y) the disclosure would cause the Purchaser or the Company or any of its Subsidiaries to jeopardize any attorney-client or other legal privilege with respect to such information.

4.10 Credit and Performance Support Obligations. Purchaser agrees to use all commercially reasonable efforts to cause Seller and its Affiliates (other than the Company and its Subsidiaries) to be absolutely and unconditionally relieved on or prior to the Closing of all Liabilities arising out of the letters of credit, performance bonds, corporate guarantees and other similar items issued and outstanding in connection with the Company and its Subsidiaries that are (i) set forth on Schedule 4.10 or (ii) entered into between the date hereof and the Closing Date in the ordinary course of business consistent with past practice and, in each case which are outstanding as of immediately prior to the Closing, and Purchaser shall indemnify Seller and its Affiliates (other than the Company and its Subsidiaries) against any Losses of any kind whatsoever with respect to such Liabilities. Purchaser agrees to continue to use all commercially reasonable efforts after the Closing to relieve Seller and its Affiliates (other than the Company and its Subsidiaries) of all such Liabilities.

4.11 Termination of Insurance Coverage. Purchaser acknowledges that, except to the extent provided in this Section 4.11, all insurance coverage for the Company and its Subsidiaries under policies of Seller and its Affiliates (collectively, “Seller Insurance Policies”) shall terminate as of the Closing. Notwithstanding the foregoing, the Company and its Subsidiaries shall remain entitled from and after the Closing to all coverage and other rights under (i) Seller Insurance Policies with respect to any claim, act, omission, event, circumstance, occurrence or loss that occurred or existed prior to the Closing Date (and then only to the extent that such claim, act, omission, event, circumstance, occurrence or loss occurred or existed on or prior to the Closing Date) (a “Pre-Closing Date Event”) and was reported to the applicable insurer in accordance with the provisions of the applicable Seller Insurance Policy prior to the Closing Date and (ii) occurrence-based insurance coverage under Seller Insurance Policies (the “Occurrence-Based Coverage”), in respect of any loss or liability arising from a Pre-Closing Date Event that is insured or potentially insured in whole or in part under any Occurrence-Based Coverage. Seller and its Affiliates shall provide reasonable cooperation, including to the extent necessary by naming Purchaser as additional insured or pursuing claims on behalf of Purchaser, to the Company and its Subsidiaries (at the sole expense of the Company) in the pursuit of any such coverage and other rights (it being understood that such cooperation does not include commencement or prosecution of litigation by Seller against an insurer).

4.12 Financing.

(a) Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that Purchaser’s obligations hereunder are not conditioned in any matter upon Purchaser obtaining any financing. The failure, for any reason, of Purchaser to deliver sufficient funds to pay the Initial Purchase Price on the Closing Date shall constitute a willful and material breach of this Agreement. In addition, for the avoidance of doubt, Purchaser acknowledges and agrees that the existence of any conditions contained in the Commitment Letters or the Financing shall not constitute, nor be construed to constitute, a condition to the consummation of the transactions contemplated hereby; it being acknowledged, however, that the foregoing does not impact the rights of the Parties to rely on the conditions to the Closing set forth in this Agreement.

(b) Purchaser shall use its reasonable best efforts to (i) arrange the Bridge Financing on the terms and conditions described in the Commitment Letter, (ii) to the extent the funding thereunder is required to finance the transactions contemplated hereby, enter into a definitive agreement with respect thereto on the terms and conditions contained in the Commitment Letter in no event later than the Closing, and (iii) consummate the Bridge Financing or other financing sufficient to permit the Company to pay the Initial Purchase Price and such other amounts payable by it pursuant to this Agreement (the “Financing”) no later than the Closing. In the event that any portion of the Bridge Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter, (A) Purchaser shall immediately notify Seller and (B) Purchaser shall use its reasonable best efforts to arrange to obtain any such portion from alternative sources, on terms that are not materially more adverse to the Company or Seller, as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 4.12(b) being referred to as the “Financing Agreements”). Purchaser shall (x) furnish to Seller complete, correct and executed copies of the Financing Agreements promptly upon their execution, (y) give Seller prompt notice of any material breach by any party of the Commitment Letter, any alternative financing commitment or the Financing Arrangements of which Purchaser becomes aware or any termination thereof and (z) otherwise keep Seller reasonably informed of the status of Purchaser’s efforts to arrange the Financing.

(c) Purchaser acknowledges and agrees that Seller and the Company and their respective Affiliates and employees have no responsibility for any financing that Purchaser may raise in connection with the transactions contemplated hereby; provided, however, that Seller has agreed to cooperate with Purchaser as set forth in Section 4.12(d).

(d) The Company and the Seller shall, and shall cause the Subsidiaries of the Company to, use commercially reasonable efforts to cause their officers, employees, representatives and advisors to, provide such cooperation as may be reasonably requested by Purchaser in connection with the Financing and the consummation thereof, including (i) participating in a reasonable number of due diligence sessions (including without limitation accounting and legal diligence sessions); (ii) assisting in reviewing prospectuses, confidential bank memoranda, offering memoranda and similar documents; (iii) providing as promptly as reasonably practicable to Purchaser and its financing sources the information set forth on Schedule 4.12(d) (the “Required Information”) and (iv) providing authorization letters to the Lenders authorizing the distribution of information to other prospective lenders and containing a customary representation to the arrangers of the Bridge Financing contemplated by the Commitment Letter that the information concerning the Company and its Subsidiaries contained in any confidential information memorandum contemplated by the Commitment Letter does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that the actions of the Company in the foregoing clauses (i) through (iv) do not (A) unreasonably interfere with the ongoing operations of Seller or the Company or any of the Subsidiaries of the Company or (B) require Seller or the Company or any of the Subsidiaries of the Company to pay any out-of-pocket fees or expenses, or incur any liability, prior to the Closing that are not simultaneously reimbursed or indemnified by the Purchaser.

4.13 Corporate Name. Purchaser acknowledges that Seller and/or its Affiliates have the absolute and exclusive proprietary right to all names, tradenames, trademarks, service names and service marks incorporating the word “Severstal”. Purchaser shall not, and shall cause its Affiliates (including the Company and its Subsidiaries) not to use the word “Severstal” or any derivation thereof and any corporate symbols or logos related thereto in connection with the offer or sale of any goods or services or otherwise in the conduct of its or their businesses; provided, however, that, the Purchaser and its Affiliates may continue to use the Seller Marks and such other Trademarks in connection with (x) products of the Company and its Subsidiaries and all associated packaging or labeling and (y) to the extent existing as of Closing, signage, invoices, purchase orders, letterhead, business cards, stationery, promotional brochures, and other promotional correspondence (not including domain names or websites), in each case for a reasonable time after Closing, not to exceed twelve (12) months after Closing in the case of the foregoing clause (x) and three (3) months after Closing in the case of the foregoing clause (y). Within 60 days following the Closing Date, Purchaser shall cause the Company and its

Subsidiaries to make all filings with the appropriate Governmental Authorities and take such other actions as may be necessary to change the corporate name of the Company and each of its Subsidiaries to a name which does not include the word “Severstal” or any word confusingly similar thereto.

4.14 Termination of Intercompany Agreements.

(a) Except as set forth on Schedule 4.14(a), prior to or concurrently with the Closing, all contracts, arrangements or Liabilities between the Company or any of its Subsidiaries, on the one hand, and Seller or any of its Affiliates (including Severstal Columbus, LLC and its Subsidiaries), on the other hand, shall be terminated without any ongoing Liability of any party thereto, and Seller shall take such action as may be necessary so that, effective as of the Closing, there shall be no Liabilities owed to or from the Company or any of its Subsidiaries, on the one hand, and the Seller or any of its Affiliates (including Severstal Columbus, LLC and its Subsidiaries) on the other hand.

(b) Prior to or concurrently with the Closing, any Indebtedness owed by the Company or any of its Subsidiaries to Seller or any of its Affiliates, other than Indebtedness related to the Intercompany Indebtedness Amount, shall be cancelled, repaid or, to the extent permitted under the applicable loan documents, converted into equity.

4.15 [Intentionally Omitted.]

4.16 Provisions Respecting Representation of the Company. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its Representatives, that Skadden, Arps, Slate, Meagher & Flom LLP may serve as counsel to Seller and its Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Skadden, Arps, Slate, Meagher & Flom LLP (or any successor) may serve as counsel to the Seller Group, in connection with any Action, litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of the Company and/or any of its Subsidiaries, and each of the parties hereto (on its own behalf and on behalf of its Representatives) hereby consents thereto and irrevocably waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to irrevocably waive any conflict of interest arising from such representation. The parties agree to take the steps necessary to ensure that any privilege attaching as a result of Skadden, Arps, Slate, Meagher & Flom LLP representing the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement shall survive the Closing and shall remain in effect, provided, however, that such privilege from and after the Closing shall be controlled by Seller. As to any privileged attorney-client communications between Skadden, Arps, Slate, Meagher & Flom LLP and the Company or any of its Subsidiaries prior to the Closing Date (collectively, the “Privileged Communications”), the Purchaser, the Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the Seller Group after the Closing.

ARTICLE V

TAX MATTERS

5.01 Seller’s Indemnification.

(a) Seller shall be liable for, and shall indemnify and hold Purchaser Indemnitees harmless from, and shall pay to Purchaser Indemnitees the amount of, or reimburse Purchaser Indemnitees for, (without duplication) any and all Losses suffered, incurred or sustained by a Purchaser Indemnitee by reason of or resulting from:

(i) Any Taxes of the Company or its Subsidiaries (or for which the Company or any of its Subsidiaries is liable) payable for any taxable year or taxable period ending on or before the Closing Date; provided, however, that no indemnity shall be provided by Seller for Taxes resulting from any transaction undertaken by Purchaser or any of its Affiliates (including the Company and any of its Subsidiaries) after the Closing on the Closing Date;

(ii) With respect to any taxable year or taxable period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”), the portion of any Taxes of the Company or its Subsidiaries (or for which the Company or any of its Subsidiaries is liable) attributable to that portion of such Straddle Period ending on and including the Closing Date, as determined under Section 5.01(b) (together with any taxable years or taxable periods ending on or prior to the Closing Date, a “Pre-Closing Tax Period”); provided, however, that no indemnity shall be provided by Seller for any Taxes resulting from any transaction undertaken by Purchaser or any of its Affiliates (including the Company and any of its Subsidiaries) after the Closing on the Closing Date;

(iii) Taxes (A) imposed on any member (other than the Company or any of its Subsidiaries) of any affiliated group with which the Company or any of its Subsidiaries files or has filed a Tax Return on a consolidated, combined or unitary basis for a taxable year beginning before the Closing Date and for which the Company or any of its Subsidiaries is liable as a result of filing such a Tax Return on a consolidated, combined or unitary basis or (B) of any Person for which the Company or any of its Subsidiaries is liable (i) under any Contract to the extent such Contract was executed on or before the Closing Date, (ii) as a transferee or successor, by assumption or by operation of Law to the extent the event giving rise to such transfer, succession, assumption or operation of law occurred before Closing, or (iii) otherwise arising on or before the Closing Date; provided, however, that no indemnity shall be provided by Seller for Taxes resulting from any transaction undertaken by Purchaser or any of its Affiliates (including the Company and any of its Subsidiaries) after the Closing on the Closing Date;

(iv) Taxes imposed on the Parent and for which the Company is liable as a result of the Company being disregarded as an entity separate from the Parent for income tax filing purposes; and

(v) Taxes imposed on the Company or any of its Subsidiaries as a result of (A) a breach of any representation or warranty set forth in Section 2.09 of this Agreement or (B) any nonfulfillment of, or failure to perform, any covenant or agreement on the part of Seller or, with respect to covenants or agreements to be performed prior to the Closing, the Company, contained in this Agreement with respect to Taxes (in the case of each of clauses (A) and (B) above, determined without regard to any qualification related to materiality contained therein).

(b) In order to apportion appropriately Taxes relating to any Straddle Period between the Pre-Closing Tax Period and that portion of the Straddle Period commencing after the Closing Date (a “Post-Closing Tax Period”), the parties shall apply the provisions of Section 5.01(b)(i) and 5.01(b)(ii) below, as appropriate:

(i) In the case of Taxes that are either (1) based upon or related to income or receipts, or (2) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), such Taxes shall be allocated to the Pre-Closing Tax Period and the Post-Closing Tax Period based on an interim closing of the books as of the close of business on the Closing Date (provided, however, that (A) for purposes of determining the marginal tax rate applicable to income or receipts during such period in a jurisdiction in which such tax rate depends upon the level of income or receipts, annualized income or receipts shall be taken into account, if appropriate, for an equitable sharing of such Taxes and (B) exemptions, allowances or deductions that are calculated on a time basis, such as the deduction for depreciation, shall be apportioned on a time basis);

(ii) In the case of Taxes not described in subparagraph (i) above (including those imposed on a periodic basis or measured by the level of any item), the amount of such Taxes allocated to the Pre-Closing Tax Period shall be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Straddle Period) multiplied by a fraction, the numerator of which is the number of calendar days in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and the amount of such Taxes allocated to the Post-Closing Tax Period shall be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding Straddle Period) multiplied by a fraction, the numerator of which is the number of calendar days in the Post-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, in each case irrespective of the lien or assessment date of such Taxes; and

(iii) All Taxes relating to actions outside the ordinary course of business occurring after the Closing on the Closing Date shall be apportioned to the period ending after the Closing Date.

5.02 Purchaser’s Indemnification. Except as otherwise provided in this ARTICLE V, Purchaser shall be liable for, and shall indemnify and hold Seller Indemnitees harmless from, and shall pay to Seller Indemnitees the amount of, or reimburse Seller Indemnitees for (without duplication), any and all Taxes imposed on or with respect to the Company or any of its Subsidiaries for any Post-Closing Tax Period or any taxable period beginning after the Closing Date.

5.03 Refunds or Credits. Purchaser shall pay to Seller, by wire transfer of immediately available funds, any refunds or credits of Taxes of the Company or any of its Subsidiaries for any Pre-Closing Tax Period (determined by applying the provisions of Sections 5.01(b)(i)-(ii)) (net of all reasonable out-of-pocket expenses, including Taxes, incurred in connection with such refund or credit and without interest), within ten (10) days of receipt of such refund or credit by Purchaser or the Company or any of its Subsidiaries. Purchaser shall be entitled to all other refunds and credits of Taxes.

5.04 Tax Returns.

(a) Seller shall prepare and file or cause to be prepared and filed when due all Pass-Through Tax Returns that are required to be filed by or with respect to the Company or any of its Subsidiaries. Seller shall request that each Joint Venture make a valid election under Section 754 of the Code (and any similar election under state or local law) to be made on any Pass-Through Tax Return for the taxable year of the applicable Joint Venture that ends on or includes the Closing Date.

(b) Seller shall prepare and file or cause to be prepared and filed when due all Tax Returns (other than any Pass-Through Tax Return described in Section 5.04(a)) that are required to be filed by or with respect to the Company or any of its Subsidiaries for taxable years or taxable periods ending on or before the Closing Date, and shall timely remit all Taxes shown as due on such Tax Returns (taking into account all extensions properly obtained). All such Tax Returns shall, unless otherwise required by Law, be prepared and filed in a manner consistent with past practice. To the extent that such Tax Returns are filed after the Closing Date, Seller shall provide Purchaser or cause Purchaser to be provided with a copy of each such Tax Return at least twenty (20) days prior to the due date for filing such Tax Return (or in any event as soon as practicable), and shall permit Purchaser to review and approve such Tax Return prior to filing (which approval shall not be unreasonably withheld or delayed).

(c) Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns (other than any Pass-Through Tax Return described in Section 5.04(a)) that are required to be filed by or with respect to the Company or any of its Subsidiaries after the Closing Date for Straddle Periods, and shall timely remit all Taxes shown as due on such Tax Returns (taking into account all extensions properly obtained). To the extent that such Tax Returns relate to Pre-Closing Tax Periods, such Tax Returns shall, unless otherwise required by Law, be prepared and filed in a manner consistent with past practice. Purchaser shall provide Seller with a copy of each such Tax Return at least twenty (20) days prior to the due date (taking into account any proper extension thereof) for filing such Tax Return, and shall permit Seller to review and approve such Tax Return prior to filing (which approval shall not be unreasonably withheld or delayed). The Seller shall remit to Purchaser the amount of Taxes for which the Seller is responsible pursuant to Section 5.01 not later than five (5) days prior to the due date for the payment of Taxes with respect to such Tax Return (taking into account all extensions properly obtained).

5.05 Mutual Cooperation. As soon as practicable, but in any event within fifteen (15) days after either Seller’s or Purchaser’s request, as the case may be, Purchaser shall deliver to Seller or Seller shall deliver or cause to be delivered to Purchaser, as the case may be, such information and other data relating to the Tax Returns and Taxes of the Company or any of its Subsidiaries and shall provide such other assistance as may reasonably be requested, to cause the completion and filing of all Tax Returns or to respond to audits by any Taxing Authorities with respect to any Tax Returns or taxable periods or to otherwise enable Seller or Purchaser to satisfy their accounting or Tax requirements; provided, however, that Seller shall not be required to disclose, to any Person, any Tax information or Tax Return that does not relate solely and exclusively to the Company and its Subsidiaries (it being understood that, in the case of any consolidated, combined or unitary Tax Return that includes the Company and any other Person, Seller shall provide Purchaser, at Purchaser’s request, with pro forma Tax Returns relating solely to the Company and its Subsidiaries).

5.06 Contests. Whenever any Taxing Authority asserts a claim, makes an assessment, or otherwise disputes the amount of Taxes for which Seller may reasonably be expected to be liable under this Agreement (a “Tax Claim”), Purchaser shall upon receipt of notice of such Tax Claim, promptly inform Seller in writing; provided, however, that failure to give such notice as provided herein shall not relieve Seller of its obligations under this Article V except to the extent that Seller is materially prejudiced thereby. Seller shall have the right to elect to control the defense of any Tax Claim relating to taxable periods ending on or before the Closing Date, or otherwise relating to Taxes for which Seller may be liable under this Agreement (other than with respect to a Straddle Period), at its sole cost and expense by written notice to Purchaser within ten (10) days of receipt of notice thereof; provided, however, that Purchaser may, at its sole cost and expense, retain separate counsel of its choosing to participate in the defense or settlement of such Tax Claim by Seller. If Seller timely elects to control the defense of any such Tax Claim in accordance with this Section 5.06, (i) Seller shall keep Purchaser reasonably apprised of the status of the Tax Claim and the defense thereof and shall reasonably consider recommendations made by Purchaser with respect thereto and (ii) Purchaser shall have the right to consent, which consent may not be unreasonably withheld, conditioned or delayed, to any settlement to the extent such settlement would affect the amount of Taxes for which Purchaser or its Affiliates may be liable for taxable periods ending after the Closing Date. If Seller elects not to control the defense or thereafter fails or ceases to defend any such Tax Claim, Purchaser shall have the right to control the defense of such Tax Claims at its sole cost and expense, and Seller shall have the right to consent, which consent may not be unreasonably withheld, conditioned or delayed, to any settlement thereof to the extent such settlement would affect the amount of Taxes for which Seller may be liable under this Agreement. Except as otherwise required by the foregoing provisions of this Section 5.06, Purchaser shall have the right to control any proceedings relating to Taxes of or with respect to the Company or any of its Subsidiaries; provided, however, that, in the case of a Tax Claim with respect to a Straddle Period, Seller shall be entitled to participate in such proceeding (at its sole cost and expense) to the extent such Tax Claim is related to the portion of such Straddle Period that is a Pre-Closing Tax Period, and Purchaser shall not settle such portion of such Tax Claim without the Seller’s consent, which consent may not be unreasonably withheld, conditioned or delayed, if such settlement would affect the amount of Taxes for which Seller may be liable under this Agreement.

5.07 Transfer Taxes. Purchaser shall be responsible for (and shall indemnify Seller against) the timely payment of all sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees (“Transfer Taxes”), arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement. Purchaser shall prepare and in a timely manner file all returns in respect of Transfer Taxes; provided, however, that any such returns shall be subject to the approval of Seller, which approval shall not be unreasonably withheld.

5.08 Survival of Obligations and Sole Remedy. The obligations of the parties set forth in this Article V shall be unconditional and absolute, and shall survive the Closing and remain in effect until ninety (90) days following the expiration of the applicable statute of limitations. The rights and obligations of the parties with respect to indemnification for any and all matters relating to Taxes and Tax Returns shall be governed solely by this Article V and Sections 8.02(c)(xi) 8.02(f), 8.04 and 8.05.

ARTICLE VI

CONDITIONS

6.01 Conditions to the Obligations of Purchaser. The obligations of Purchaser hereunder to consummate the Closing and purchase the Membership Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in writing in whole or in part by Purchaser in its sole discretion):

(a) Representations, Warranties and Covenants. (i) each representation or warranty of Seller and the Company contained in Sections 2.01, 2.02, 2.06(c) and 2.15(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing as if made as of the Closing (other than any such representation and warranty as is made as of another date, which shall be true and correct in all respects as of such other date), and (ii) each other representation and warranty of Seller and the Company contained in this Agreement that is qualified as to materiality or by reference to Material Adverse Effect shall be true and correct in all respects and each other representation and warranty that is not qualified as to materiality or by reference to Material Adverse Effect shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as if made as of the Closing (other than any such representation and warranty as is made as of another date that is qualified as to materiality or by reference to Material Adverse Effect, which shall be true and correct in all respects as of such other date, and any such representation and warranty as is made as of another date that is not qualified as to materiality or by reference to Material Adverse Effect, which shall be true and correct in all material respects as of such other date). The covenants and agreements contained in this Agreement to be complied with by Seller and the Company on or before the Closing shall have been complied with in all material respects, and Purchaser shall have received a certificate signed on behalf of Seller by an officer of Seller with respect to the foregoing provisions in this Section 6.01(a).

(b) HSR Approval. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Membership Interests contemplated by this Agreement shall have expired or shall have been terminated.

(c) No Order and No Action. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions. No Action initiated by any Governmental Authority by or against the Purchaser, the Seller, the Company or any of its Subsidiaries shall be pending challenging the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby which the Purchaser, in its reasonable judgment, believes to be potentially materially adverse to the Purchaser from and after the Closing.

(d) Other Deliveries. Seller shall have delivered to Purchaser the closing deliveries set forth in Section 1.02(b)(ii).

6.02 Conditions to the Obligations of Seller. The obligations of Seller hereunder to sell the Membership Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in writing in whole or in part by Seller in its sole discretion):

(a) Representations, Warranties and Covenants. Each representation and warranty of Purchaser contained in this Agreement that is qualified as to materiality shall be true and correct in all respects and each representation and warranty of Purchaser that is not qualified by materiality shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as if made as of the Closing (other than any such representation and warranty as is made as of another date that is qualified as to materiality, which shall be true and correct in all respects as of such other date, and any such representation and warranty as is made as of another date that is not qualified as to materiality, which shall be true and correct in all material respects as of such other date). The covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects. Seller shall have received a certificate signed on behalf of Purchaser by an officer of Purchaser with respect to the foregoing provisions in this Section 6.02(a).

(b) Governmental Approvals. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Membership Interests contemplated by this Agreement shall have expired or shall have been terminated.

(c) Columbus Closing. The sale of the membership interests in Severstal Columbus, LLC, pursuant to that certain purchase agreement between the Seller and Steel Dynamics, Inc. shall have been consummated.

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting the consummation of such transactions.

(e) Other Deliveries. Purchaser shall have paid the amounts required by, and delivered to Seller the closing deliveries set forth in, Section 1.02(b)(i).

ARTICLE VII

TERMINATION

7.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of Seller and Purchaser;

(b) upon written notice, by Seller or Purchaser to the other parties hereto, in the event that any Governmental Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement shall have become final and non-appealable; or

(c) by either Seller or Purchaser, upon written notice to the non-terminating parties by the terminating party, if the Closing shall not have occurred by April 18, 2015; provided, however, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to: (x) Seller if any failure by Seller or the Company to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; or (y) Purchaser if Purchaser’s failure to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

7.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of their respective Affiliates or their or their respective Affiliates’ respective Representatives or shareholders except: (a) as set forth in Sections 4.02(c) and (d), this Section 7.02 and Article X; and (b) that nothing herein shall relieve any party from Liability as a result of fraud or for any willful breach of this Agreement occurring prior to such termination, provided, that no party hereto shall be entitled to recover any special, indirect, incidental, punitive or consequential damages whatsoever in respect of such breach by the other party, including any claims for damages based on lost revenues or lost profits, however caused or on any theory.

ARTICLE VIII

INDEMNIFICATION AND SURVIVAL

8.01 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties contained in this Agreement shall survive the Closing and expire on the date that is eighteen (18) months following the Closing Date, except (i) for the Fundamental Representations, which shall survive the Closing and continue until the expiration of the applicable statute of limitations, at which time they shall expire, and (ii) as otherwise provided in Article V. Except as otherwise provided in this Agreement, the covenants and agreements of Seller and Purchaser shall remain in full force and effect in accordance with their terms. Any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 8.01 if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith based on facts reasonably expected to establish a valid claim under this Article VIII on or prior to such termination date, until, but only for the purpose of, the satisfaction or other resolution as provided in this Article VIII of the related claim for indemnification.

8.02 Indemnification.

(a) Subject to the provisions of this Article VIII, from and after the Closing, Seller shall indemnify and hold harmless Purchaser and its Affiliates and their respective Representatives, successors and assigns (collectively, the “Purchaser Indemnitees”) from, and shall pay to Purchaser Indemnitees the amount of, or reimburse Purchaser Indemnitees for, any and all Losses suffered, incurred or sustained by Purchaser Indemnitees by reason of, arising out of, relating to or resulting from (i) any inaccuracy or breach of a representation or warranty of the Seller and Company contained in Article II of this Agreement as of the date hereof or as of the Closing or any certificate delivered by the Seller pursuant to Section 6.01 (other than indemnification for matters relating to Taxes, which are addressed separately in Article V), (ii) any nonfulfillment or breach of or failure to perform any covenant or agreement on the part of Seller or, with respect to covenants or agreements to be performed prior to the Closing, the Company, contained in this Agreement (other than indemnification for matters relating to Taxes, which are addressed separately in Article V), (iii) any Liabilities of the Seller and its Affiliates (other than the Company and its Subsidiaries), whether incurred before or after the Closing, and (iv) one-half of the capital expenditures that may be required to be expended by the Company or MSC by reason of the matters listed on Schedule 8.02 (the “Special Matters”); provided, however, that the Purchaser Indemnitees shall not seek indemnification, and the Seller shall not be responsible, for the first $5 million of capital expenditures for “through walls” and such $5 million shall not count toward the deductible in Section 8.02(c)(iv); provided, however, that, for purposes of this Section 8.02(a), any qualifications as to materiality, material adverse effect or “Material Adverse Effect,” shall be disregarded and not given effect for determining whether a breach has occurred or in calculating any Losses, except in the case of the representations and warranties set forth in Section 2.06(a) and Section 2.15(b).

(b) Subject to the provisions of this Article VIII, from and after the Closing, Purchaser and the Company shall indemnify and hold harmless Seller and its Affiliates and their respective Representatives, successors and assigns (collectively, the “Seller Indemnitees”) from, and shall pay to Seller Indemnitees the amount of, or reimburse Seller Indemnitees for, any and all Losses suffered, incurred or sustained by Seller Indemnitees by reason of, arising out of, relating to or resulting from (i) any inaccuracy or breach of a representation or warranty of Purchaser contained in Article III as of the date hereof or as of the Closing or any certificate delivered by the Purchaser pursuant to Section 6.02 or (ii) any nonfulfillment or breach of or failure to perform any covenant or agreement on the part of Purchaser or, with respect to covenants or agreements to be performed from and after the Closing, the Company, contained in this Agreement (other than indemnification for matters relating to Taxes, which are addressed separately in Article V); provided, however, that, for purposes of this Section 8.02(b), any qualifications as to materiality, material adverse effect or “Material Adverse Effect” shall be disregarded and not given effect for determining whether a breach has occurred or in calculating any Losses.

(c) The indemnity obligations of the parties under this Article VIII shall be limited as set forth in this Section 8.02(c), except that such limitations shall not apply to Losses arising from claims with respect to the Seller’s, the Company’s or the Purchaser’s fraud or willful breach, as the case may be.

(i) No indemnity shall be payable under this ARTICLE VIII with respect to Losses for which the Indemnified Party has not provided the Indemnifying Party a Claim Notice or Indemnity Notice, as applicable, with respect to such claim, setting forth in reasonable detail the specific facts and circumstances pertaining thereto as soon as practical following the time at which the Indemnified Party discovered such claim (except to the extent the Indemnifying Party is not materially prejudiced by any delay in the delivery of such notice), and in any event prior to the date that is eighteen months following the Closing Date.

(ii) No indemnity shall be payable with respect to any individual Loss under Section 8.02(a)(i) that does not exceed $100,000.

(iii) With respect to individual Losses under Section 8.02(a)(i) that are in excess of $100,000 (“Covered Losses”), no indemnity shall be payable until the aggregate of such Covered Losses exceeds $5,250,000, after which only such Losses in excess of such amount shall be recoverable.

(iv) With respect to Losses under Section 8.02(a)(iv), no indemnity shall be payable until the aggregate of such Losses exceeds $5,000,000.

(v) With respect to individual Losses under Section 8.02(b) that are in excess of $100,000, no indemnity shall be payable until the aggregate of such Losses exceeds $5,250,000, after which all Losses shall be recoverable.

(vi) No Purchaser Indemnitee shall be entitled to any further indemnification under Section 8.02(a)(i) after the aggregate of all Covered Losses paid by Seller equals $87,500,000.

(vii) No Purchaser Indemnitee shall be entitled to any further indemnification under Section 8.02(a)(iv) after the fifth anniversary of the Closing or after the aggregate of all such Losses for which the Purchaser Indemnitees have responsibility thereunder exceeds $35,000,000.

(viii) No Seller Indemnitee shall be entitled to any further indemnification under Section 8.02(b) after the aggregate of all Covered Losses paid by Purchaser equals $87,500,000.

(ix) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Losses after becoming aware of any event that could reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(x) An Indemnifying Party’s indemnity obligations under this Article VIII shall be reduced to the extent the Losses arise from or were caused by actions taken or failed to be taken by any Indemnified Party after the Closing.

(xi) Seller shall have no indemnity obligations under ARTICLE V or this Article VIII for Losses to the extent such Losses (A) are reserved as a Liability of the Company or any Subsidiary on the balance sheets as of March 31, 2014 included in the Financial Statements, (B) are included in the calculation of Final Net Working Capital, or (C) arise out of changes after the Closing Date in applicable Law.

(xii) No Indemnifying Party shall have any indemnity obligations for special or punitive damages except to the extent arising in connection with a Third Party Claim.

(d) The limitations on indemnification contained in Section 8.02(c)(i), 8.02(c)(iii) and 8.02(c)(v) shall not apply to Losses arising from breach of the Fundamental Representations.

(e) RG Steel Indemnification. From and after Closing, Seller shall indemnify the Purchaser Indemnitees for any and all Losses arising out of or resulting from the RG Steel Liabilities.

(f) Notwithstanding anything to the contrary contained in Article V and this Article VIII, but without limiting the provisions of Section 10.10, none of Seller, Purchaser nor any of their respective Affiliates shall have any Liability under this Agreement in excess of the Final Purchase Price.

8.03 Indemnity Procedures. All claims for indemnification by any Indemnified Party under Section 8.02 shall be asserted and resolved as set forth in this Section 8.03.

(a) In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 8.02 is asserted against or sought to be collected from such Indemnified Party by a Person other than Seller, Purchaser or any Affiliate of Seller or Purchaser (a “Third Party Claim”), the Indemnified Party shall promptly deliver a Claim Notice to the Indemnifying Party. The Indemnifying Party shall have the right to elect to control the defense of such Third Party Claim at the Indemnifying Party’s sole cost and expense by written notice to the Indemnified Party given within 30 days of receiving such Third Party Claim Notice (or sooner if the nature of the Third Party Claim so requires) with counsel and other Representatives chosen by it and reasonably acceptable to the Indemnified Party. During such 30-day period, the Indemnified Party may make such filings, including motions for continuance (and answers if a motion for continuance has not been granted), as may be necessary to preserve the parties’ positions and rights with respect to such Third Party Claim, and shall reasonably cooperate with the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim, including in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates). The Indemnified Party may, at its sole cost and expense, retain separate counsel and appropriate local counsel of the Indemnified Party’s choosing to participate in, but not control, any defense or settlement of any Third Party Claim by the Indemnifying Party. The Indemnifying Party shall keep the Indemnified Party advised of the status of the Third Party Claim and the defense thereof and shall reasonably consider recommendations made by the Indemnified Party with respect thereto.

(b) If the Indemnifying Party, within 30 days after written notice of any such Third Party Claim (or sooner if the nature of the Third Party Claim so requires) does not assume control of the defense or thereafter fails or ceases to defend such Third Party Claim, then (i) the Indemnified Party shall have the right to undertake the defense of such Third Party and (ii) the reasonable and documented fees and expenses of counsel to the Indemnified Party in connection therewith shall be considered “Losses” for purposes of this Agreement.

(c) Notwithstanding anything in this Section 8.03 to the contrary, (i) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any judgment which (A) does not include as an unconditional term the giving by the claimant or the plaintiff to the Indemnified Party of an unconditional release from all Liability in respect of such Third Party Claim, (B) would adversely affect the ongoing operations of the Indemnified Party or its Affiliates, or (C) would impose a judgment that provides relief other than the payment of monetary damages and (ii) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to the entry of any judgment which does not include as an unconditional term the giving by the claimant or the plaintiff to the Indemnifying Party of an unconditional release from all Liability in respect of such Third Party Claim.

(d) In the event any Indemnified Party should have a claim under Section 8.02 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall promptly deliver an Indemnity Notice to the Indemnifying Party. The Indemnifying Party may, within 30 days after receipt by such Indemnifying Party of such an Indemnity Notice, deliver to the Indemnified Party a written response disputing such claim. If the Indemnifying Party in such written response contests the payment of the Claim Amount, then the Indemnifying Party and the Indemnified Party shall use good faith efforts to arrive at a mutually acceptable resolution of such dispute within the next 30 days.

(e) Notwithstanding anything in this Agreement to the contrary, from the Closing until the Seller’s indemnification obligations have terminated pursuant to Section 8.02(c)(vii), Seller shall have the right to participate equally in the defense and handling of any of the Special Matters, which participation shall include the right to attend meetings and participate in conference calls with Third Parties, review in advance and comment on any documents or proposals to be made to Third Parties regarding any Special Matter, and be involved in any other manner consistent with Seller being kept informed of any developments with respect to the Special Matter and having meaningful input in how such Special Matter is being handled. The Purchaser Indemnitees shall provide regular updates to the Seller regarding the Special Matters, provide copies of all written documents and communications related to the Special Matters with as sufficient time to allow the Seller to review and comment on the response or preparation of such materials, and incorporate all reasonable comments on documents or proposals made with respect to the handling or defense of the Special Matters, Neither the Seller nor the Purchaser Indemnitees shall settle or compromise any of the Special Matters without the prior approval of the other party, which approval shall not be unreasonably withheld. The Seller’s rights under this Section 8.03(e) take effect immediately at Closing and are not dependent upon the aggregate of Losses exceeding the threshold set forth in Section 8.02(c)(iv).

8.04 Tax Effect.

(a) The amount of any Loss for which indemnification is provided under Article V or this Article VIII shall be (i) reduced to take account of any net Tax benefit actually realized in the form of a cash Tax refund or reduction in cash Tax otherwise payable by the Indemnified Party, in each case, for the taxable year in which the Loss is incurred and arising from the incurrence of any such Loss and (ii) increased by the amount of the income Tax, if any, attributable to the receipt of such indemnity payments.

(b) Any amounts paid pursuant to Article V or this Article VIII shall be considered an adjustment to the Purchase Price for Tax purposes to the extent allowed under applicable Law. Purchaser and Seller, and each of their respective Affiliates, shall prepare and file, and cause their Affiliates to prepare and file, Tax Returns consistent with the treatment described in the foregoing sentence.

8.05 Insurance Offset. The amount of any Loss for which indemnification is provided under Article V or this Article VIII shall be determined net of any amounts recovered, recoverable or for which there is a right of recovery by an Indemnified Party or any of such Indemnified Party’s Affiliates under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Indemnified Party or such Indemnified Party’s Affiliates is a party or has rights (collectively, “Alternative Arrangements”).

8.06 Subrogation. Each Indemnified Party hereby waives any subrogation rights that its insurer may have with respect to any indemnifiable Losses. After any indemnification payment is made to any Indemnified Party pursuant to this Article VIII, the Indemnifying Party shall, to the extent of such payment, be subrogated to all rights (if any) of the Indemnified Party against any third party in connection with the Losses to which such payment relates. Without limiting the generality of the preceding sentence, any Indemnified Party receiving an indemnification payment pursuant to the preceding sentence shall execute, upon the written request of the Indemnifying Party, any instrument reasonably necessary to evidence such subrogation rights.

8.07 Exclusivity. After the Closing, to the extent permitted by Law and except as provided in Section 4.10 or with respect to claims for fraud or willful breach, the indemnities set forth in this Article VIII and in Article V shall be the exclusive remedies of Purchaser and Seller and their respective officers, directors, employees, agents and Affiliates for any inaccuracy in any representation or warranty, misrepresentation, breach of warranty or nonfulfillment or failure to be performed of any covenant or agreement contained in this Agreement. Without limiting the generality of the foregoing, no party shall have any rights to set off indemnifiable Losses pursuant to this Article VIII and in Article V against other obligations owed to another party hereto.

8.08 Article V to Apply to Taxes and Tax Returns. Except as set explicitly set forth in Article V, the rights and obligations of the parties with respect to indemnification for any and all matters relating to Taxes and Tax Returns shall be governed solely by Article V.

ARTICLE IX

DEFINITIONS

9.01 Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“Actions” means any action, suit, proceeding, arbitration or Governmental Authority investigation.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person.

“Agreement” means this Membership Interest Purchase Agreement, the Disclosure Schedules, Annexes and Exhibits hereto, as amended, modified or supplemented from time to time.

“Alternative Arrangements” has the meaning ascribed to such term in Section 8.05.

“Anticorruption Laws” has the meaning ascribed to such term in Section 2.18.

“Bank of America” means Bank of America N.A.

“Bank of America Credit Agreement” means that certain Loan Agreement dated as of November 27, 2013, as amended to date, among the Company, the lenders party thereto, the issuers party thereto, Bank of America, N.A., as agent and co-collateral agent, General Electric Capital Corporation as co-collateral agent, and Wells Fargo Capital Finance, LLC, as syndication agent.

“Bank of America Credit Agreement Amount” means all principal amounts, which as of June 30, 2014 equal $108,416,243, plus accrued interest thereon, owed to the lenders under the Bank of America Credit Agreement and any fees, premiums and penalties payable thereunder as of the Closing Date.

“Books and Records” means all files, documents, instruments, papers and other books and records relating to the business of the Company and its Subsidiaries, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

“Bridge Financing” has the meaning ascribed to such term in Section 3.10.

“Business” means the business of the Company and its Subsidiaries, taken as a whole, as presently conducted.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Claim Notice” means written notification pursuant to Section 8.03 of a Third Party Claim as to which indemnity under Section 8.02 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 8.02, together with the amount or, if not then reasonably determinable, the estimated amount (if known), determined in good faith, of the Loss arising from such Third Party Claim.

“Closing” has the meaning ascribed to such term in Section 1.02.

“Closing Date” has the meaning ascribed to such term in Section 1.02.

“Closing Statement” has the meaning ascribed to such term in Section 1.03(b)(i).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning ascribed to such term in Section 3.10.

“Company” has the meaning ascribed to such term in the preamble of this Agreement.

“Company Operating Agreement” means the Second Amended and Restated Limited Liability Company Agreement of the Company, dated December 31, 2013.

“Confidential Information” has the meaning ascribed to such term in Section 4.02(e).

“Confidentiality Agreement” has the meaning ascribed to such term in Section 4.02(c).

“Consent” means any consent, approval, authorization, consultation, waiver, permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under the HSR Act or any antitrust or competition Laws of applicable foreign jurisdictions, in each case required to permit the consummation of the transactions contemplated by this Agreement.

“Contested Adjustments” has the meaning ascribed to such term in Section 1.03(b)(iii).

“Continuing Employees” has the meaning ascribed to such term in Section 4.08(a).

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is legally binding, including all amendments thereto.

“Controlled Group Liabilities” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Section 412 and 4971 of the Code, or (iv) under Section 4980(B) of the Code (or Sections 601-607 of ERISA), other than with respect to a Plan or any Multiemployer Plan to which the Company or a Subsidiary contribute.

“Covered Losses” has the meaning ascribed to such term in Section 8.02(c)(iii).

“D&O Insurance” has the meaning ascribed to such term in Section 4.07.

“Dearborn CBA” has the meaning ascribed to such term in Section 3.08.

“Dearborn Union Employees” has the meaning ascribed to such term in Section 3.08.

“Delaco” has the meaning ascribed to such term in Section 2.03(d).

“Delaco Agreement” has the meaning ascribed to such term in Section 2.03(d).

“Delaco Interests” has the meaning ascribed to such term in Section 2.03(d).

“Disclosure Schedules” has the meaning ascribed to such term in the preamble to Article II.

“Double Eagle” means Double Eagle Steel Coating Company.

“Effective Time” has the meaning ascribed to such term in Section 1.03(a)(i).

“Encumbrance” means any encumbrance, lien, charge, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of pre-emption or privilege or any agreement or other commitment, whether written or oral, to create any of the foregoing (excluding restrictions on transfer arising under securities Laws).

“Environmental Claim” means any claim, action, cause of action, investigation, information request or notice by any Person alleging potential Liability (including, without limitation, potential Liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or Release into the environment, of any Hazardous Material by the Company or any Subsidiary at any location or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law by the Company or any Subsidiary.

“Environmental Law” means any Law or Governmental Order relating to pollution or protection of human health or the environment, including without limitation, laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“Environmental Permits” means all permits, licenses, registrations, approvals, exemptions or other authorizations required to be obtained pursuant to Environmental Laws for the operation of the Company and each Subsidiary, including permits for which renewal applications have been timely submitted and which allow for continued operation under the terms of the environmental permit or the expired permit.

“ERISA” has the meaning ascribed to such term in Section 2.10(a).

“ERISA Affiliate” shall mean any entity (whether or not incorporated) other than the Company that, together with the Company is a member of (i) a controlled group of corporations within the meaning of Section 414(b) of the Code; (ii) a group of trades or businesses under common control within the meaning of Section 414(c) of the Code; or (iii) an affiliated service group within the meaning of Section 414(m) of the Code.

“Estimated Closing Statement” has the meaning ascribed to such term in Section 1.03(a)(i).

“Estimated Net Working Capital” has the meaning ascribed to such term in Section 1.03(a)(ii).

“Final Closing Statement” has the meaning ascribed to such term in Section 1.03(b)(iii).

“Final Net Working Capital” has the meaning ascribed to such term in Section 1.03(b)(iv)(1).

“Final Purchase Price” means the Initial Purchase Price adjusted pursuant to Section 1.03(b) and Section 8.04(b).

“Financial Statements” has the meaning ascribed to such term in Section 2.06(a).

“Financing” has the meaning ascribed to such term in Section 4.12.

“Financing Agreements” has the meaning ascribed to such term in Section 4.12(b).

“Financing Sources” means the entities (including the Lenders) that have committed to provide or arrange or otherwise entered into agreements in connection with the Financing (including the Bridge Financing), the Financing Agreements (including the Commitment Letter) or other financings in connection with the transactions contemplated hereby, and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and there and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Fundamental Representations” means those representations and warranties contained in Section 2.01 (Organization, Authority and Qualification), Section 2.02 (Capitalization), Section 2.06(c) (Financial Statements) and Section 2.21 (Brokers).

“GAAP” means United States generally accepted accounting principles consistently applied from period to period and throughout any period in accordance with the past practices of the Company.

“Governmental Authority” means any United States federal, state or local or any non-United States governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body or self-regulatory organization.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered or issued by or with any Governmental Authority.

“Guaranty” has the meaning ascribed to such term in the recitals.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. §300.5 or defined as such by, or otherwise regulated as such under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICC” has the meaning ascribed to such term in Section 10.09(a).

“Indebtedness” means, without duplication (a) obligations for borrowed money whether current, short-term or long-term, secured or unsecured, including the principal, interest and fees owing under the Bank of America Credit Agreement; (b) indebtedness evidenced by any note, bond, debenture, mortgage, indenture or other debt instrument or debt security; (c) any accrued interest, fees, premiums, penalties and other obligations relating to the foregoing payable in connection with the repayment thereof on or prior to the Closing Date; (d) all capitalized lease obligations; and (e) any indebtedness or obligations of another Person (the “Other Person”) of the type referred to in the foregoing clauses (a) through (e) (A) that is guaranteed by the Company or any of its Subsidiaries, (B) in respect of which the Company or any of its Subsidiaries pledges its assets or provides any other credit support or (C) in respect of which the Company or any of its Subsidiaries has promised to maintain or cause to be maintained the financial position or financial covenants of such Other Person or to purchase such indebtedness or other obligations of such other Person; provided, however, that “Indebtedness” shall not be deemed to include any of the following: (A) any intercompany Indebtedness owing by between or among the Company and any of its Subsidiaries, and (B) any operating leases.

“Indemnified Party” means any Person claiming indemnification under any provision of Article VIII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VIII.

“Indemnitees” has the meaning ascribed to such term in Section 4.07.

“Indemnity Notice” means written notification pursuant to Section 8.03(d) of a claim for indemnity under Article VIII by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

“Independent Accounting Firm” has the meaning ascribed to such term in Section 1.03(b)(iii).

“Initial Purchase Price” has the meaning ascribed to such term in Section 1.03(a)(ii).

“Insurance Policies” has the meaning ascribed to such term in Section 2.22.

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and general intangibles of like nature, together with goodwill, registrations and applications relating to the foregoing; (b) patents, copyrights (including registrations and applications for any of the foregoing); and (c) software, confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies.

“Intercompany Indebtedness Amount” means all principal amounts, which as of June 30, 2014 equal $226,825,781, plus accrued interest thereon, owed to Seller and/or its Affiliates (other than the Company and its Subsidiaries and Severstal Columbus, LLC and its Subsidiaries) by the Company and its Subsidiaries as of the Closing Date.

“IRS” means the Internal Revenue Service.

“Joint Ventures” means Spartan Steel and Delaco.

“Knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the officers and employees of the Company listed in Schedule 9.01(a).

“Knowledge of the Purchaser” means the actual knowledge, after reasonable inquiry, of the officers and employees of the Purchaser listed on Schedule 9.01(b).

“Law” means any United States federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Leased Real Property” has the meaning ascribed to such term in Section 2.12(a).

“Leases” has the meaning ascribed to such term in Section 2.12(a).

“Lenders” has the meaning ascribed to such term in Section 3.10.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement or undertaking (but excluding any future performance obligations under any such Contracts, arrangements or undertakings).

“Licensed Intellectual Property” has the meaning ascribed to such term in Section 2.13(e).

“Loss” means any and all damages, Liabilities, Taxes, fines, fees, costs and expenses (including reasonable attorneys’ fees).

“Material Adverse Effect” means any change, effect, event, circumstance, condition, occurrence, state of facts or development that individually or in the aggregate, is materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (i) any adverse change attributable to the execution of this Agreement, the disclosure or consummation of the transactions contemplated by this Agreement, the taking of any action contemplated thereby or the identity of Purchaser, other than with respect to any matters contemplated by Section 2.04(c), (ii) changes in, or effects arising from or relating to, general business or economic conditions affecting the industry in which the Company and its Subsidiaries operate, (iii) changes in, or effects arising from or relating to, national or international political or social conditions, (iv) changes in, or effects arising from or relating to, financial, banking, or securities markets, (v) changes in, or effects arising from or relating to changes in GAAP or Laws, (vi) changes or effects arising from or relating to any seasonal fluctuations in the business, (vii) any failure, in and of itself, of the Company and its Subsidiaries to achieve any projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics (but the event, circumstance or change underlying such failures shall not be excluded), or (vi) any action or inaction by the Purchaser; provided, however, that any such adverse effect described in the preceding clauses (ii) through (vi) shall be excluded only to the extent that such adverse effect does not disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, relative to other Persons engaged in the industries in which the Company and its Subsidiaries operate.

“Material Contracts” has the meaning ascribed to such term in Section 2.16.

“Material Customers” has the meaning ascribed to such term in Section 2.17.

“Material Improvements” has the meaning ascribed to such term in Section 2.12(c).

“Material Suppliers” has the meaning ascribed to such term in Section 2.17.

“Membership Interests” has the meaning ascribed to such term in the recitals to this Agreement.

“MSC” has the meaning ascribed to such term in Section 3.08.

“MSC Union Employees” has the meaning ascribed to such term in Section 3.08.

“Multiemployer Plan” has the meaning ascribed to such term in Section 2.10(i).

“Net Working Capital” has the meaning ascribed to such term in Section 1.03(b)(ii).

“Occurrence-Based Coverage” has the meaning ascribed to such term in Section 4.11.

“Official Party” has the meaning ascribed to such term in Section 2.18.

“Organizational Documents” means (a) the certificate or articles of incorporation or charter documents and bylaws of each person that is a corporation, (b) the certificate of formation, articles of organization, limited liability company agreements or regulations, as applicable, of each person that is a limited liability company, (c) the certificates of limited partnership and the agreements of limited partnership of each person that is a limited partnership, and (d) the memorandum and/or articles of association, charter, constitution, shareholders agreement, business license or other documentation governing the formation, organization, governance, ownership and existence of any person organized under the Laws of a jurisdiction other than the United States, the District of Columbia or any State of the United States.

“Owned Intellectual Property” has the meaning ascribed to such term in Section 2.13(a).

“Owned Real Property” has the meaning ascribed to such term in Section 2.12(b).

“Parent” means Severstal US Holdings, LLC, a Delaware limited liability company.

“Pass-Through Tax Return” means any income Tax Return filed by or with respect to the Company or any of its Subsidiaries to the extent that (i) the Company or any of its Subsidiaries is treated as a pass-through or disregarded entity for purposes of such Tax Return and (ii) the results of operations reflected on such Tax Returns are also reflected on the Tax Returns of the Seller, the Parent or any direct or indirect owners of Seller or Parent.

“Permit” shall mean any permit, license, franchise or authorization of any Governmental Authority.

“Permitted Encumbrances” means (a) Encumbrances imposed by law such as carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’ suppliers’ and vendors’ liens and other statutory liens incurred in the ordinary course of business securing obligations which are not yet delinquent or the validity of which are being contested in good faith by appropriate actions; (b) Encumbrances that do not, individually or in the aggregate, materially impair or materially interfere with the present use of the assets or otherwise materially impair present business operations at the properties; (c) Encumbrances for Taxes, assessments and other governmental charges (1) not yet delinquent or (2) the validity of which are being contested in good faith by appropriate actions; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters of record, reciprocal easement agreements and other encumbrances on title to real property that do not, and would not be reasonably expected to, materially detract from the use or operation of the property subject thereto as currently used or operated by the Company or any Subsidiary; (f) all applicable zoning, entitlement, conservation restrictions, land use restrictions and other governmental rules and regulations; (g) leases and subleases or other occupancy agreements to third party tenants; (h) the terms and conditions of the leases or other occupancy agreements pursuant to which the Company or any Subsidiary is a tenant or occupant; (i) matters that would be disclosed by a current survey of the property; (j) existing utility, access and other easements and rights of way of record; (k) Encumbrances in connection with any Indebtedness disclosed on Schedule 2.16(h); (l) Encumbrances and other imperfections or defects in title that do not, individually or in the aggregate, have a material adverse effect on the value of the affected asset or the use or operation of the affected asset as currently used or operated; and (m) Encumbrances identified in Schedule 9.01(c).

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority or any other entity.

“Plans” has the meaning ascribed to such term in Section 2.10.

“Post-Closing Tax Period” has the meaning ascribed to such term in Section 5.01(b).

“Pre-Closing Date Event” has the meaning ascribed to such term in Section 4.11.

“Pre-Closing Tax Period” has the meaning ascribed to such term in Section 5.01(a)(ii).

“Privileged Communications” has the meaning ascribed to such term in Section 4.16.

“Protest Notice” has the meaning ascribed to such term in Section 1.03(b)(iii).

“Public International Organization” shall have the meaning given to such term in the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq.

“Purchase Price Allocation” has the meaning ascribed to such term in Section 1.04(a).

“Purchaser” has the meaning ascribed to such term in the preamble of this Agreement.

“Purchaser Indemnitees” has the meaning ascribed to such term in Section 8.02(a).

“Real Property” means the Leased Real Property and the Owned Real Property.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, subsurface vapor, surface water, groundwater or property.

“Representatives” means the directors, officers, employees, agents or advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors) of Seller and Purchaser and their Affiliates.

“Required Information” has the meaning ascribed to such term in Section 4.12(d).

“RG Steel Liabilities” means any Liability arising out of or resulting from the Settlement Agreement and Mutual Release, dated the 18th day of June, 2014, by and between the Debtors (as defined therein) and The Renco Group, Inc., on the one hand, and Severstal US Holdings, LLC, Severstal US Holdings II, LLC, Severstal Dearborn, LLC, the Company, Seller, SNA Carbon, LLC, and their subsidiaries and affiliates, and Mountain State Carbon, LLC, on the other hand, or any Losses arising out of or resulting from claims made by The Renco Group, Inc. or its affiliates (including RG Steel, LLC), or creditors or claimants arising from the divestiture, ownership or operation of the businesses of Severstal Sparrows Point, LLC and its subsidiaries Severstal Warren, LLC and Severstal Wheeling, LLC.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Seller” has the meaning ascribed to such term in the preamble of this Agreement.

“Seller Group” has the meaning ascribed to such term in Section 4.16.

“Seller Indemnitees” has the meaning ascribed to such term in Section 8.02(b).

“Seller Insurance Policies” has the meaning ascribed to such term in Section 4.11.

“Spartan Agreement” has the meaning ascribed to such term in Section 2.03(e).

“Spartan Steel” has the meaning ascribed to such term in Section 2.03(e).

“Spartan Steel Interests” has the meaning ascribed to such term in Section 2.03(e).

“Special Matters” has the meaning ascribed to such term in Section 8.02(a).

“Straddle Period” has the meaning ascribed to such term in Section 5.01(a)(ii).

“Subsidiaries” means, as of the relevant date of determination, with respect to any Person, a corporation or other Person of which 50% or more of the voting power of the outstanding voting equity securities or 50% or more of the outstanding economic equity interest is held, directly or indirectly, by such Person. Unless otherwise qualified, or the context otherwise requires, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company.

“Tax Claim” has the meaning ascribed to such term in Section 5.06.

“Tax Return” means any report, return, document, declaration or other information or filing filed or required to be filed with any Taxing Authority or jurisdiction (foreign or domestic) with respect to Taxes.

“Taxes” means (i) any and all taxes, fees, levies or other assessments, including, without limitation, Federal, state, local, or foreign income, gross receipts, excise, real or personal property, sales, escheat, unclaimed property, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise or similar taxes, imposed by any Taxing Authority; and (ii) any interest, penalties or additions to tax and additional amounts imposed with respect to any amount described in clause (i).

“Taxing Authority” means any agency or political subdivision of any federal, foreign, state, local or municipal government entity with the authority to impose any Tax.

“Third Party Claim” has the meaning ascribed to such term in Section 8.03(a).

“Transfer Taxes” has the meaning ascribed to such term in Section 5.07.

“Union Employees” has the meaning ascribed to such term in Section 3.08.

“Unit of Membership Interests” has the meaning ascribed to such term in the Company Operating Agreement.

“USW” has the meaning ascribed to such term in Section 3.08.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

ARTICLE X

MISCELLANEOUS

10.01 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No assignment shall be made by any party without the prior written consent of the other parties hereto; provided, however, that any party may, at any time prior to the Closing, assign its rights and obligations under this Agreement without such consent to an Affiliate of such party if such assignee delivers an instrument in writing confirming that it is bound by and shall perform all of the obligations of the assigning party under this Agreement as if it were an original signatory and provided further that the assigning party shall not be relieved of its obligations hereunder. In the event of an assignment as contemplated above, any reference in this Agreement to the assigning party shall be deemed to either (x) include the assignee or (y) in the case of a substitution as contemplated by the foregoing sentence, be a reference to the assignee. Any purported assignment in contravention of this Section 10.01 shall be null and void.

10.02 Public Announcements. No party hereto shall issue or make any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without Seller’s prior written consent, in the case of any proposed disclosure by Purchaser or the Company, or without Purchaser’s prior written consent, in the case of any proposed disclosure by Seller, except for any such disclosure that is, in the opinion of the disclosing party’s counsel, required by applicable Law or the rules of any applicable stock exchange. In the event a party is, in the opinion of its counsel, required to make a public disclosure by applicable Law or the rules of any applicable stock exchange, such party shall, to the extent practicable, submit the proposed disclosure in writing to Seller, in the case of any proposed disclosure by Purchaser, or the Purchaser, in the case of any proposed disclosure by Seller, prior to the date of disclosure and provide Seller or Purchaser, as applicable, a reasonable opportunity to comment thereon.

10.03 Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise specified herein, each party shall bear its own expenses with respect to the transactions contemplated by this Agreement.

10.04 Amendment. This Agreement may be amended by the parties hereto at any time. This Agreement may not be amended except by an instrument in writing signed by the Purchaser, the Company and the Seller; provided, however, that no amendment to this Agreement that would adversely affect the rights of the Financing Sources (including the Lenders) under Sections 10.06, 10.08 and 10.09 or this Section 10.04 shall be made without their consent.

10.05 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof in a final judgment of a court of competent jurisdiction, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

10.06 No Third Party Beneficiaries. Except as set forth in Section 4.07, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied (including Article VIII), shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder; provided, however, that the Financing Sources (including the Lenders under the Commitment Letter) shall be third party beneficiaries of, and shall be entitled to enforce, the provisions of Sections 10.04, 10.08 and 10.09.

10.07 Waiver. The failure of any party to enforce any condition or part of this Agreement at any time shall not be construed as a waiver of that condition or part, nor shall it forfeit any rights to future enforcement thereof. Any waiver hereunder shall be effective only if delivered to the other parties hereto in writing by the party making such waiver.

10.08 Governing Law. This Agreement, and any claim, controversy or disputes arising under or related in any way to this Agreement shall be construed and enforced in accordance with and governed by the internal, substantive Laws of the State of Delaware applicable to agreements entered into and to be performed solely within such state without regard to the conflicts of Laws provisions thereof. Notwithstanding the foregoing, any claim, controversy or dispute arising under or related in any way to the Financing (including the Commitment Letter) shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

10.09 Arbitration and Jurisdiction.

(a) The parties hereto agree that any dispute, controversy or claim arising out of or relating to this Agreement, including any question regarding its existence or the breach, termination or invalidity thereof shall be finally settled by arbitration under the auspices of and pursuant to the Rules of Arbitration of the International Chamber of Commerce (“ICC”) in effect at the time of execution of this Agreement. The language of the arbitration proceedings shall be English, and the seat of the arbitration shall be New York, New York. The arbitration proceedings shall be conducted by three arbitrators appointed in accordance with the Rules of Arbitration of the ICC. Notwithstanding the foregoing, neither party shall be precluded at any time from seeking equitable relief in any forum of competent jurisdiction, and such action shall not be incompatible with the agreement to arbitrate contained herein or the availability of interim measures of protection under the ICC Rules of Arbitration. Any award rendered by an arbitral tribunal shall be reasoned and in writing, final, and may be entered and enforced in any court of competent jurisdiction. All matters and information relating to the arbitration proceedings, including the existence thereof, shall be deemed confidential. Confidentiality shall survive the termination of the arbitral proceedings. The parties shall, during the course of such arbitration, share the costs of such arbitration as assessed by the ICC. A final award issued by the arbitral tribunal may allocate the costs of the arbitration proceedings, including administration fees, fees of the arbitrators, and the parties’ attorneys’ fees and expenses among the parties as the tribunal deems appropriate. During the period when the dispute is being resolved, except for the matters being disputed, the parties shall in all other respects continue to perform their obligations hereunder.

(b) Notwithstanding anything in this Agreement to the contrary, each of the parties further acknowledges and agrees that (i) the Financing Sources (including the Lenders) shall not be subject to clause (a) above and (ii) it will not bring or support any Action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources (including the Lenders) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing Sources (including the Commitment Letter) or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (and appellate courts thereof). Notwithstanding anything in this Agreement to the contrary, none of the Financing Sources (including the Lenders) will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Financing (including the Commitment Letter) or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder. In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement against the Financing Sources.

(c) EACH OF THE PARTIES HERETO WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING AGAINST THE FINANCING SOURCES). EACH OF THE PARTIES HERETO HEREBY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.09(c).

10.10 Specific Performance. The parties acknowledge that, in view of the uniqueness of the transactions contemplated by this Agreement, each party would not have an adequate remedy at Law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore agrees that the other parties shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled (in accordance with Section 10.09), at Law or in equity.

10.11 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

10.12 Counterparts. The parties may execute this Agreement in one or more counterparts, and each fully executed counterpart shall be deemed an original. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or by electronic delivery in portable document format or other electronic format will be effective as delivery of a manually executed counterpart of this Agreement

10.13 Notices. All communications, notices and consents provided for herein shall be in writing and be given in person or by means of telex, facsimile or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type), by overnight courier or by mail, and shall become effective: (a) on delivery if given in person; (b) on the date of transmission if sent by telex, facsimile or other means of wire transmission; (c) one (1) Business Day after delivery to the overnight service; or (d) four (4) Business Days after being mailed, with proper postage and documentation, for first-class registered or certified mail, prepaid. Notices shall be addressed as follows:

If to Purchaser, to:

AK Steel Corporation

9227 Centre Pointe Drive

West Chester, Ohio 45069

Facsimile No.: (513) 425-5607

Attn: Roger K. Newport

Joseph C. Alter

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10024

Facsimile No.: (212) 310-8007

Attn: Raymond O. Gietz

If to Seller or the Company, to:

c/o Severstal US Holdings, LLC

14661 Rotunda Drive

Dearborn, Michigan 48120

Facsimile: 313-337-0152

Attention: Martin Szymanski

with copies to:

OAO Severstal

Klara Tsetkin Str, 2

Moscow, Russia 127299

Facsimile No.: +7 495-789-87-30

Attn: Vladimir Lukin

Dmitry Fedotov

and

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606-1720

Facsimile No.: 312/407-0411

Attn: Gary P. Cullen

Shilpi Gupta

provided, however, that if any party shall have designated a different address by notice to the others, then to the last address so designated.

10.14 Construction. The language in all parts of this Agreement shall be construed, in all cases, according to its fair meaning. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement. Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules hereto) and not to any particular provision of this Agreement. Article, Section and Schedule references are to the Articles, Sections, and Schedules to this Agreement unless otherwise specified. Unless otherwise stated, all references to any agreement shall be deemed to include the exhibits, schedules and annexes to such agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. The word “or” shall not be exclusive. Unless otherwise specified in a particular case, the word “days” refers to calendar days. References herein to this Agreement shall be deemed to refer to this Agreement as of the date of such agreement and as it may be amended thereafter, unless otherwise specified. All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America. Unless otherwise expressly provided herein, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. Unless otherwise expressly provided herein, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered hereunder shall be prepared, in accordance with GAAP.

10.15 Notification of Certain Matters. Prior to the Closing, each party shall give prompt notice to the other party upon becoming aware of (i) any notices, complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Authorities with respect to the transactions contemplated by this Agreement, (ii) any written notices or other written communications from any third Persons alleging that the consent of such Person is or may be required with respect to the transactions contemplated by this Agreement, (iii) the institution of any material Action involving such party or any of its Affiliates relating to the transactions contemplated by this Agreement.

10.16 Entire Agreement. This Agreement (including the Disclosure Schedules and Annexes referred to herein), the Guaranty and the Confidentiality Agreement constitute the entire agreement among the parties and supersedes any prior understanding, agreements, or representations by or among the parties, written or oral to the extent they relate in any way to the subject matter hereof.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

SEVERSTAL COLUMBUS HOLDINGS, LLC

By:	/s/ Martin Szymanski
Name: Martin Szymanski
Title: Vice President

[Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

SEVERSTAL DEARBORN, LLC

By:	/s/ Martin Szymanski
Name: Martin Szymanski
Title: Vice President

[Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

AK STEEL CORPORATION

By:	/s/ James L. Wainscott
	Name:	James L. Wainscott
	Title:	Chairman, President and Chief Executive Officer

[Membership Interest Purchase Agreement]